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03029505

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME MOL Rt.
(MOL Hungarian Oil and Gas Plc.)

*CURRENT ADDRESS H-1117 Budapest
Október huszonharmadika u. 18
H-1502 Budapest, Pf.: 22
Hungary

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

FILE NO. 82- 4224 FISCAL YEAR 12/31/99

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☑	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 8/21/03

MOL Rt. (Registration Number 82-4224)
Information furnished pursuant to Rule 12g3-2(b)

MOL Hungarian Oil and Gas Plc.

Annual Report 1999

Contents


Shareholder
Value

The MOL Group is a leading integrated oil and gas group in Central and Eastern Europe and the largest company in Hungary by net sales revenues.

The core activities of the Group include:

- *exploration and production of crude oil, natural gas and gas products*
- *refining, transportation and storage of crude oil and transportation, storage and wholesale and retail marketing of crude oil products*
- *importation, transportation, storage and wholesale trading of natural gas and gas products*

The MOL Group is a market leader in each of its core activities in Hungary. Our main objective is to continuously increase shareholder value by exploiting existing and new business opportunities, by implementing a focused growth strategy and by further enhancing efficiency and competitiveness. MOL's shares are listed on the Budapest and Luxembourg Stock Exchanges and also traded on the London SEAQ International system.

Ownership Structure as of December 31, 1999


0.5%
2.3%
18.4%
25%
50.9%
2.9%
Foreign Investors (Mainly Institutional)
Hungarian Institutional and Private Investors
ÁPV Rt. (Hungarian State Privatisation and Holding Company)
Depositories
MOL (Treasury Shares)
Unregistered

As a result of our strategic review, we have identified the following key ingredients for success:

Value Creation

Our objective is to maximise shareholder value. To deliver this we are striving to maximise the Group's long-term profit and cash flow, ensuring returns that exceed the cost of capital. We aim to provide competitive shareholder returns and ensure stable operations and growth in the long run.

Focus

We focused our portfolio on the most profitable elements of the energy value chain, by identifying business segments providing significant contributions to the Group and by further strengthening existing competitive advantages.

Efficiency

We intend to add further value by improving capital efficiency, reducing controllable costs and by re-engineering operating processes.

Growth

To continue to grow the value of our company, we aim to build on our significant organic growth opportunities by becoming the leading catalyst for consolidation in the region, striving for excellence and achieving performance levels in the upper quartile of the sector.

Safety and the Environment

We endeavour to provide safe working conditions for our employees and a healthy environment around us. In developing our technological processes, products and services we will therefore focus on sustainable and long-term growth.

Human resources

Emphasising value creation we will focus on the goal-oriented development of our organisational culture and of our skills and competencies, through improved knowledge management and the application of appropriate incentive remuneration schemes.

Chairman's Statement



János Csák
Chairman of the Board of Directors

Dear Shareholder,

1999 was a year of dramatic change in global energy markets. In Central and Eastern Europe each and every energy related company has redefined its mission and business in order to meet new targets for capital and labour efficiency, to measure up to customer expectations and to respond to a changing industry structure and price environment. Your Board has acted quickly and has clearly positioned MOL for growth through existing businesses and as a catalyst for combinations and partnerships in the region.

MOL has undertaken a thorough analysis of its activities and made major decisions. A strategy of ***focus***, ***excellence*** and ***dynamism*** has been drawn to leverage on and improve what we do well and at the same time create shareholder value. Such a plan needs a strong concentration of resources and therefore we decided to divest all non-core activities and initiated significant headcount reduction. As promised we brought new, internationally proven management skills across the streamlined organisation to enable us to mobilise our technology and financial resources.

We are committed to manage MOL so that we maximise shareholder value. We do so by focusing on core businesses and by managing those aspects of our business over which we have some control.

Our drive for excellence resulted in our best ever cash flow generation and cost efficiency. This was achieved mainly by new initiatives in cost control.

We are still facing the issue of gas business regulation. Gas pricing is a major social and macroeconomic issue in Hungary. All industry professionals and the Government understand and agree with our standpoint that natural gas is just one form of energy resource and therefore exploration, production, transmission and trading should be based on market principles of return against capital invested. Still the perceived social implications create obstacles to an economically rational decision.

We shared our vision with the public, the financial community and our peers in the region. We have had two major initiatives in 1999, Croatian INA being the first. The newly elected Croatian Government has been reviewing the Croatian economy and this takes time. The merger talks have paused and we are waiting for the new Croatian energy strategy before deciding on the best approach for our potential customers in Croatia. By the time of publishing this Annual Report we know that another initiative has proved to be successful. On March 31, 2000 we announced the signing of an agreement for a groundbreaking strategic investment in Slovnaft, the dominant Slovakian refining and marketing company with strong potential beyond the borders of Slovakia. This transaction is still subject to a number of regulatory approvals and customary conditions precedent.

It is not only the quest for scale that drives our expansion but the desire of capturing customers with value creating potential. We think that together we can achieve more than either could alone. We believe that our markets promise growth opportunities and therefore the Board proposes a HUF 55 dividend per share for 1999.

In 1999 MOL's employees worked hard at a time of far-reaching changes in our environment. We thank them for their dedication and commitment.

Last but not least let me extend my thanks for your continued confidence in your company.



János Csák
Chairman of the Board of Directors

Summary by the Chief Executive Officer



György Mosonyi
Chief Executive Officer

Strong Underlying Profitability and Cash Flow

1999 was an exciting, challenging and successful year for the MOL Group. Whilst we continued to strengthen our market positions both domestically and in key regional markets, developments in our industry led us to reassess our position and redefine our strategic objectives in certain areas. Our management team refocused, restructured and streamlined operations and improved operating and financial efficiency in order to position the Group as a leader in the growing and fast-changing Central and Eastern European region. The Group grew further and generated higher profits and cash flows on an underlying basis than in 1998. These results were helped by an environment characterised by increasing oil prices, low import gas prices and modest overall demand growth for motor fuels in Hungary.

We raised our medium-term financial targets in order to ensure value creation across the business. We have two key measures for the Group: EBITDA margin, which is expected to grow to a minimum of 20 per cent by 2002, and ROACE which we plan to lift above 19 per cent by 2002. Meanwhile, the gearing as measured by net debt to net debt plus equity is not to exceed 40 per cent. In 1999 our EBITDA margin reached 18.5 per cent, exceeding the 1998 figure. ROACE was 18.3 per cent. We kept net debt to net debt plus equity ratio at 31 per cent.

In 1999 we increased our operating cash flow considerably to HUF 143 bn, due to strong cash generation as well as working capital savings. As tighter capital budgeting disciplines were enforced in 1999 capital expenditures and investments were below operating cash flow and in line with EBITDA. We shifted focus towards capital expenditure for growth and this trend will continue in 2000.

Healthy Demand and Strong Positions in the Oil Product Market

In Downstream, overall domestic demand for motor fuels increased by an estimated 2 per cent. We captured our share of this growth. MOL was able to successfully maintain its market shares and grew the sales of high value products. Marketing margins were increased, which enabled us to compensate the impact of lower refining margins. We maintained our leading domestic market positions in commercial sales, while achieving strong growth in retail fuel and non-fuel sales and margins. Retail performance was very strong as our sales increased by 9 per cent, well above the national average.

Refocused Exploration and Production Activity to Hungary and the Region

As a response to the increased consolidation in the industry, MOL decided to refocus its Upstream operation. We have decided to withdraw from our geographically diversified international exploration portfolio, taking into account the long lead-time and higher risk involved. In 1999 we started to farm-out or divest our existing international acreage. Our Upstream segment will follow a regional concept based on reserve acquisitions focusing only on regional projects in Russia and in Central and Eastern Europe. As a first evidence of our efforts this year, we signed a co-operation agreement with NK Yukos, Russia's second largest oil company for the joint exploitation of the Zapadno-Malobalyk oil field. The field has proven, undeveloped reserves of approximately 175 mn barrels and is located in West Siberia within an area which has extensive pipeline and transportation infrastructure. By the end of 2000, the consortium intends to sign a Production Sharing Agreement (PSA) under the laws of the Russian Federation upon receipt of the relevant authorities' approval.



We have been exploring in the Carpathian basin since the 1930s, so we have gained considerable knowledge in this area. In recent years, MOL has gained experience in employing advanced production methods and we were able to maintain the profitability of the business by constantly monitoring and rationalising our cost base. Our strategy assessment has confirmed that our domestic exploration and production business has the ability to remain a significant contributor to the Group's future cash flow. We are committed to continue value-creating domestic exploration with an increased focus on cost control.

Profitable Natural Gas Business: Increasing Focus on Future Market Liberalisation

Natural gas is a growing business segment, but we cannot be satisfied with the current pricing mechanism. Following ongoing changes in the European natural gas markets and considering MOL's particular domestic position, we believe that MOL should be a beneficiary of the future market opening. We have a flexible storage base and a developed infrastructure and have started to invest resources to enhance marketing and trading skills.

The natural gas business, as defined by regulation (gas exploration, production, storage, transmission and wholesale activities), had an estimated pre-tax profit of HUF 15.3 bn, slightly higher than the pre-tax results achieved in 1998. Our main concern for 2000 is that results from the natural gas business are expected to be significantly worse than in 1998 and 1999 depending on the regulatory changes in July, 2000. We are determined, however, to achieve an appropriate regulatory framework for the forthcoming industry structure and pricing mechanism.

In 1999 gas transit activity fell back as a result of the EU embargo on Serbia. For the near future, depending on the Serbian and Bosnian situation, MOL is continuously evaluating the opportunities to increase transit volume into that region. MOL intends to leverage Hungary's position as a transit country, including the usage of Hungarian underground gas storage facilities. As an evidence of such efforts, we signed a memorandum of understanding with INA, the Croatian oil and gas company, for the transit of natural gas through Hungary to Croatia in December 1999.

Accelerated Efficiency Improvement

As part of our strategy review, we promised a significant cost reduction program of annual USD 100 mn savings to be reached by 2002. I firmly believe that we are on track to achieve this goal having reduced annual controllable costs by HUF 13 billion in real terms (or USD 50 million) in 1999 by cutting administrative and structural costs. Our cost efficiency improvement will unfold across all business and functional areas in year 2000. We reduced headcount by more than 1,500 or 7 per cent, and the launch of a corporate modernisation program and the establishment of a new organisational model resulted in a simpler, more transparent operational structure. Our organisational structure is now flatter after halving the number of operational units and reducing management layers from 8 to 5. Meanwhile, we have hired experienced professionals to the top and middle management levels, who have gained significant experience at international enterprises. We started our divestiture program, focusing on the disposal of our international exploration and production portfolio and non-core assets. We believe that this process can be accelerated, and we will be able to show significant results already in 2000 and 2001.

On the Path to Becoming Regional Leader

The management of MOL is committed to further growth and to increasing the profitability of the Group. Growth is essential in the region and improved competitiveness of our business will help us achieve these aims. We are convinced that the MOL Group will be the driving force of the regional consolidation process. As a first evidence, the MOL-Slovnaft partnership, signed in the first quarter of 2000, is the first major step towards regional consolidation. There is no doubt that 2000 will present several challenges, yet our Group targets are both realistic and achievable. I would like to express my gratitude to all



my colleagues who, with their commitment, ensured that we were able during 1999 to implement key initiatives which will ensure our future success. The Company started delivering on its promises, unveiled in October 1999 of re-focusing, improving efficiency levels and achieving growth targets.

On behalf of my management team and my colleagues, I would like to thank our shareholders for the trust they showed us throughout 1999 a crucial year in orientating the Group towards a new growth path.

György Mosonyi
Chief Executive Officer



Board of Directors

[1] JÁNOS CSÁK (38)

Chairman of the Board of Directors since February 24, 1999 (1), (3)

Mr Csák earned his degree at the Budapest University of Economics, Faculty of Finance and Sociology in 1987. From 1987 to 1993 he worked at the Central Statistical Office and the Commercial Bank Rt. He was Chief Executive of Investel Rt. (the financial subsidiary of Matáv, Hungarian Telecom) from 1993 until 1998. He served as non-executive Chairman of the Board of Directors of Westel 900 from 1997 until 1999. In 1996, he worked in the Chicago headquarters of US telecom group Ameritech. Mr Csák completed the Executive Program of the University of Michigan. He was Financial Director of Matáv Rt. from 1994 to 2000. Since 2000 he has been the non-executive Chairman of the Board of Directors of Westel Mobile Telecommunication Company.

[2] LASZLO R. CZIRJAK (40)

Member of the Board of Directors since February 24, 1999 (1), (3)

Mr Czirjak has a degree in Industrial Engineering (BSc) and an MBA from Columbia University. He has worked at Goldman Sachs, Chemical Bank N.Y. Corp. and Bridgeford Group (Industrial Bank of Japan's New York based investment bank). More recently, from 1991 to 1998 Mr Czirjak was a Managing Director at Bankers Trust International and President of its Hungarian subsidiary, where he was responsible for investment banking activity in Central-Eastern Europe's southern region. Currently, he is the owner and manager of a private equity/venture capital fund. Mr Czirjak is a Board member of FOCUS Rt. (credit rating agency) and a former President (1995-1996) of the American Chamber of Commerce (AMCHAM). He is the Chairman of UNITED WAY Resource Foundation. Mr Czirjak is an American citizen and is fluent in Hungarian.

[3] DR MIKLÓS DOBÁK (44)

Member of the Board of Directors since 1996 at the recommendation of international institutional investors (2), (3)

Dr Dobák earned his degree at the Budapest University of Economics. International fellowships: Cologne University 1983-1984; Stanford University 1990; Harvard Business School PMD 1992, Wharton Business School 1993. He has a PhD in economics and is the Head of the Department for Management and Organisation Studies at the Budapest University of Economics.

[4] ZSOLT HERNÁDI (39)

Member of the Board of Directors since February 24, 1999 (1), (3)

Mr Hernádi earned his degree at the Budapest University of Economics, Faculty of Industrial Planning-analysis. He held a number of positions between 1990 and 1994 at Commercial Bank Rt. and was Deputy General Manager of the bank between 1992 and 1994. He has been a Board member and Managing Director of Savings Co-operative Bank Rt. since 1994. Mr Hernádi is a member of the Supervisory Board of Fundamenta Rt., and International Bankers' Training School Rt. and has been a Board member of the Hungarian Banking Association since 1995.

[5] DR GÁBOR HORVÁTH (44)

Member of the Board of Directors since February 24, 1999 (2)

Dr Horváth is a lawyer and earned his degree at the Eötvös Lorand University of Sciences, Faculty of Law. He has been running a private legal practice since 1990, specialising in general corporate, corporate finance and corporate organisation law. Dr Horváth is a member of the Supervisory Board of OTP Bank Rt., the largest Hungarian commercial and retail bank as well as of Eurowien Rt. He is also a member of the Board of Directors of Ganz Bridges, Cranes and Steel Structures Rt.



[6] DR ÁKOS MACHER (46)

Member of the Board of Directors since February 24, 1999 (1), (2)

Dr Macher graduated from the Budapest University of Economics, Faculty of Planning-analysis and earned a PhD in economic sciences in 1992. He began his career in the Research Institute of Working Relations of the Ministry of Labour, after which he worked in university and research institutes. Since 1990, he has been active in different privatisation processes, first at the State Insurance Co., and later at Matáv Rt. He has been working at ÁPV Rt. (Hungarian Privatisation and State Holding Co.) since 1994, where currently he is a Managing Director of the Controlling Directorate.

[7] ZOLTÁN MÁNDOKI (46)

Chief Administrative Officer since May 11, 1999 and member of the Board of Directors since September 15, 1995

Mr Mándoki earned his degree at the Budapest University of Economics. He was Deputy Head of the Economic Department at OKGT between 1987 and 1992, and he became Senior Vice President responsible for Strategic and Business Planning in 1992, where he served until being elected Chief Executive Officer of the MOL (from 1995 to 1999).

[8] SÁNDOR MÉHES (53)

Member of the Board of Directors since February 24, 1999 (1), (2)

Mr Méhes has a degree from the Technical University of Heavy Industry, Faculty of IT Systems Administration, and he has a post-graduate degree in International Trade from the Budapest University of Economics. Mr Méhes has been Foreign Trade Director at the National Agricultural Trading Bureau, the Ministry of Agriculture, Head of Foreign Affairs of Videlco GmbH, and Foreign Trade Director at Z-Form, the German-Hungarian joint venture. He was also Senior Engineer of Industrialexport Foreign Trade Company. Mr Méhes is currently Vice President of Ganz-Port-Rijeka Rt.

[9] GYÖRGY MOSONYI (51)

Chief Executive Officer of the company and member of the Board of Directors since July 19, 1999

Mr Mosonyi earned his degree at Veszprém University. In 1974 he joined the Hungarian agency of Shell International Petroleum Co. (SIPC) and from 1986 he held the position of Commercial Director. In 1991, he was designated to Shell's headquarters in London. Between 1992 and 1993, he was General Manager of Shell-Interag Kft. and from 1994 to 1999 he was Chief Executive of Shell Hungary Rt. In 1997, Mr Mosonyi became the President of the Central and Eastern Europe Region, and in 1998, the Chief Executive of Shell Czech Republic. Mr Mosonyi is President of the Association of Joint Ventures in Hungary.

[10] IAIN PATERSON (53)

Member of the Board of Directors since February 24, 1999 (1), (2)

Mr Paterson earned his MA in Natural Sciences at Cambridge University, his MSc in Geophysics from Durham and a PMD from the Harvard Business School. From 1970, he held various positions with British Petrol plc. in Great Britain, USA and the Middle East. Between 1984 and 1998, he was with Enterprise Oil plc., serving from 1991 as a Main Board Director with responsibility for international activities. He is currently also a non-executive director of Paladin Resources plc. and chairman of Octagon Energy Limited. He is a British citizen.

[11] MICHEL-MARC DELCOMMUNE (52)

Chief Financial Officer since October 11, 1999 and proposed to be elected as member of the Board of Directors on April 28, 2000 at the AGM of MOL

Mr Delcommune's CV is given with those of the other members of the Executive Management.


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The Board of Directors created three committees following February 24, 1999: ***(1) the Financial and Budget Committee, (2) the Corporate Management Committee, (3) the Operations and Remuneration Committee****. These are comprised of non-executive members of the Board of Directors. Committee membership has been indicated in the CVs above with numbers, with a bold number indicating committee chairmanship.*



Executive Management

Executive Committee

[1] GYÖRGY MOSONYI (51)
Mr Mosonyi's CV is given above with those of the other members of the Board of Directors.

[2] MICHEL-MARC DELCOMMUNE (52)
Mr Delcommune earned a degree in Chemical Engineering at the University of Liège, Belgium and holds an MBA from Cornell University, New York. Mr Delcommune joined the PetroFina Group in 1972 and was elected to the Board of Directors of PetroFina S.A. in 1992. From 1990 he was primarily responsible for Corporate Finance and Insurance as Senior Vice-President and Chief Financial Officer. Since 1999 he served as Human Resources Director and handled the successful merger between Fina and Total. Mr Delcommune is a member of the International Advisory Board of Cornell University Business School. He is a Belgian citizen.

[3] ZOLTÁN MÁNDOKI (46)
Mr Mándoki's CV is given above with those of the other members of the Board of Directors.

Managing Directors of the Business Divisions

[4] CSABA BOKOR (38)
Managing Director of the Domestic Exploration and Production Division
Mr Bokor earned his degree in Geology from Eötvös Loránd University. He was Regional Head of the Exploration Business Unit and was in charge of Middle-East projects from 1992. From 1995 he was Transdanubian Regional Unit Head of the Domestic Exploration and Production Business Unit and became its Director in 1998. He is a member of the Association of Hungarian Geophysicists and the Hungarian Association of Geology. He is Vice-President of the Hungarian Mining Association.


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1

[5] BÉLA CSEH (52)
Managing Director of the Chemical Division
Mr Cseh graduated from the Budapest Technical University with a degree in mechanical engineering and is also a specialist welding engineer. From 1972 he held various positions at the legal predecessor of MOL and in 1992 he became Marketing and Trade Director. From 1995 he was MOL's Director of the Filling Stations Business Unit and between 1996 and 1999 he worked as Senior Vice President of the Refining and Marketing Division. Mr Cseh was a member of the Board of Directors of MOL from 1997 to February 1999.

[6] LÁSZLÓ GERECS (49)
Managing Director of the Regional Exploration and Production Division
Mr Gerecs is an oil engineer; he earned his degree at the Gubkin University of Oil and Gas Industry. He graduated in business administration at the Faculty of East-West Entrepreneurial Relations, York University, Toronto and the Open University. Between 1977 and 1992 he held various positions at the OKGT. From 1992 he was Director of the Nagykanizsa Exploration Unit, and from 1995 Director of the International Exploration and Production Business Unit.

[7] LÁSZLÓ GESZTI (49)
Managing Director of the Commercial Sales Division
Mr Geszti graduated from the Budapest University of Economics. Between 1985 and 1992 he served as Executive President of Interag Co. He worked as business advisor to the National Trade and Credit Bank Co. from 1992 to 1993 and to Mineralimpex Rt. – later Moltrade-Mineralimpex Rt. – between 1993 and 1997. Mr Geszti was Director of Trade at Moltrade-Mineralimpex Rt. between 1997 and 1999.

[8] IMRE SIVÓ (46)
Managing Director of the Retail Services Division
Mr Sivó graduated from the Budapest Technical University with a degree in economics and chemical engineering and gained further experience at Oxford and Columbia Universities. He held senior positions at Taurus Rubber Industry Company between 1978 and 1991. He was Chief Executive Officer at Zwack Unicum Rt. between 1992 and 1999. Mr Sivó is Deputy Chairman of the Hungarian Petroleum Association and a member of the Board of the National Association of Managers.

[9] JÁNOS SZITÓ (47)
Managing Director of the Gas and Power Division
Mr Szitó graduated from the Gubkin University of Oil and Gas Industry, Faculty of Oil Engineering and also completed studies at the Faculty of Foreign Trade at the Foreign Trade Further Education Centre. He held various positions at OKGT, worked as an operations manager in Iraq and later as Development Engineer at the company. From 1992 he was the Head of International Exploration and Production and later became Director of the Natural Gas Trading Business Unit. He is a member of the Board of Directors at Panrusgáz Rt.

[10] DR JÓZSEF TÓTH (55)
Managing Director of the Supply, Refining and Logistics Division
Dr Tóth is an engineer and economist. He graduated from the Veszprém University and also has a degree at the Budapest University of Economics. He held various positions at Mineralimpex Foreign Trade Company of Oil and Mining Products from 1968 to 1984. Between 1984 and 1996, Dr Tóth was General Manager of Mineralimpex Rt. and he was Chief Administration Officer at Moltrade-Mineralimpex Rt. between 1996 and 1999. He is the Chairman of the Hungarian Petroleum Association and a honorary professor at the Veszprém University.

Other Senior Management

ZOLTÁN ÁLDOTT
Director of Strategy and Business Development

DR ILONA BÁNHEGYI
Chief Legal Counsel

GYÖRGY FELKAI
Director of Marketing Communications

BÉLA VÁRADI
Director of Human Resources

Supervisory Board

[1] DR JÁNOS LUKÁCS (41)

Chairman of the Supervisory Board since February 24, 1999

Dr Lukács graduated from the Budapest University of Economics, Faculty of Teaching Accounting-statistics-IT in 1983. He is a chartered auditor. He is a lecturer at the Budapest University of Economics and holds a PhD in Economics.

[2] DR PÉTER HARTMANN (36)

Member of the Supervisory Board since February 24, 1999 and Vice Chairman since March 24, 1999

Dr Hartmann was awarded his degree in chemical engineering from the Budapest Technical University in 1988. Formerly he has been Business Unit Director of ALLCOM Trading Rt. and he was Head of LPG & Gas Products Trading Unit responsible for planning between 1997 and 1998. Since 1998 he has been Chief Administration Officer of the Euronet Banktechniques Service Company.

[3] ZSOLT INCZE (37)

Member of the Supervisory Board since July 19, 1999

Mr Incze graduated from the Faculty of Finance at the Budapest University of Economics. He is qualified as a tax advisor and is a chartered auditor. He is currently Managing Director of the HBF Auditing and Economic Consulting Rt. He is a member of the Supervisory Board of the Paks Nuclear Power Plant, appointed by the Ministry of Economic Affairs.

[4] JÓZSEF KUDELA (53)

Employee Representative, member of the Supervisory Board since 1994

Mr Kudela has an advanced degree in Trade Union Affairs and in Personnel Management. He has been Chairman of the MOL Miners' Trade Union since 1989 and a member of the Board of the Union of Mining Trade Workers since 1989.

[5] DR SÁNDOR LÁMFALUSSY (70)

Member of the Supervisory Board since February 24, 1999

Dr Lámfalussy graduated from the University of Louvain and earned a PhD at Nuffield College, Oxford. He was a guest professor at Yale University between 1961 and 1962. For a time he was General Director of the Bank of Brussels, then between 1976 and 1993 he was manager at the Bank for International Settlements, and for the last nine years the CEO of the bank. From 1994 to July 1997, he was President of the European Monetary Institute (EMI), the forerunner of the European Central Bank. Currently he is a university professor at the Catholic University of Louvain (Belgium).

[6] JÁNOS MAJOR (48)

Employee Representative, member of the Supervisory Board since 1994

Mr Major is a qualified chemical technician and is currently studying at the Personnel Organiser's Faculty at Janus Pannonius University. He has been the Secretary of the Chemical Workers Union at MOL since 1994.

[7] EDUÁRD PAP (42)

Employee Representative, member of the Supervisory Board since April 29, 1999

Mr Pap has been a plant manager since 1992 and the member of the Filling Stations Business Unit. Quality Council since 1996. He has been the Chairman of the Filling Stations Business Unit and later the Retail Services Division Workers' Council since 1998.

[8] ANDRÁS VINKOVITS (28)

Member of the Supervisory Board since April 29, 1999

Mr Vinkovits earned his degree at the Faculty of Electrical Engineering and Information Technologies at the Budapest Technical University. Between 1997 and 1999 he worked as an IT consultant to Andersen Consulting. Currently he is Head of the Energy Department of the Ministry of Economic Affairs.



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Key Financial and Operating Data

Key Financial Data, IAS (HUF billion)

	1998 restated*	1999	1999/98 %
Net sales revenues	**634.2**	**742.6**	**17.1**
Operating profit before restructuring charges	**70.6**	**82.8**	**17.3**
Operating profit	74.3	55.9	(24.8)
Profit before tax	58.4	34.5	(40.9)
Net income before restructuring charges and other special items	**45.8**	**65.3**	**42.6**
Net income	47.1	35.4	(24.8)
Operating cash flow	99.0	142.9	44.3
Capital expenditures and investments	112.6	116.0	3.0
Earnings Per Share (EPS) before restructuring charges and other special items, HUF	470.0	667.0	41.9
Earning Per Share (EPS), HUF	482.0	362.0	(24.9)
Return on Equity (ROE) before restructuring charges and other special items, %	13.5	16.7	23.7
Return on Equity (ROE), %	14.0	9.7	(30.7)
Return on Average Capital Employed (ROACE), before restructuring charges and other special items, %	17.5	18.3	4.6
Return on Average Capital Employed (ROACE), %	18.2	12.1	(33.5)

Key Operating Data

	1998 restated*	1999	1999/98 %
Net proven reserves			
Crude oil (million bbl)	61.3	65.2	6.4
Natural gas (million boe)	214.7	200.3	(6.7)
Total net proven reserves (million boe)	**276.0**	**265.5**	**(3.8)**
Daily average net production			
Crude oil	33.5	35.3	5.4
Natural gas	55.1	45.5	(17.4)
Total *daily average net production* (thousand boe/day)	**88.6**	**80.8**	**(8.8)**
Natural gas sales (million cubic meters)	**11,909**	**12,033**	**1.0**
Crude oil products sales			
Domestic sales (kt)	5,528	5,403	(2.3)
Export sales (kt)	1,805	1,777	(1.6)
Total crude oil product sales (kt)	**7,333**	**7,180**	**(2.1)**
Number of filling stations			
Hungary	363	390	7.4
Region	50	57	14.0
Total number of filling stations	**413**	**447**	**8.2**

* *1998 Financial data have been restated to reflect the effect of certain changes in accounting policy adopted by MOL from 1999*

Net Sales Revenues
(HUF billion)



800
600
400
200
0
Export Revenues
Domestic Revenues
95
96
97
98
99

Operating Cash Flow (HUF billion)



200
150
100
50
0
95
96
97
98
99

Capital Expenditures
by Segment (HUF billion)



100
80
60
40
20
0
-20
Refining and Marketing
Exploration and Production
Corporate and other
Eliminations and IAS adjustments
95
96
97
98
99

Net Income (HUF billion)



80
60
40
20
0
-20
-40
Special Items
Net Income before Special Items
95
96
97
98
99

ROACE/ROE (%)
(Before Restructuring Charges and
Other Special Items)



20
15
10
5
0
ROE
ROACE
95
96
97
98
99

Market Capitalisation (HUF billion)
(as of the last Trading Day of the Year)



600
500
400
300
200
100
0
95
96
97
98
99


Focus

Exploration and Production

In 1999 Upstream segment includes the following activities: Domestic Exploration and Production is responsible for the exploration and production of crude oil and natural gas in Hungary and the operation of underground gas storage facilities; Regional Exploration and Production started to focus mainly on reserve acquisition in Russia and Central and Eastern Europe; Gas and Power is responsible for the importation, transportation and wholesale and retail marketing of natural gas as well as the production of liquefied gas products. This unit is also responsible for the marketing of capacities in MOL´s gas storage and transmission system (i.e. gas transit and contract storage).

Upstream segment reported 1 per cent lower overall operating profit than in 1998, owing to a lower operating profit contribution from natural gas production as production volumes reduced. Natural gas trading results were strong in 1999, as sales volumes were marginally up. Average sales prices reduced slightly but import prices (chiefly determining the gas trading cost base) were 13 per cent lower in Forint terms than in 1998. However, combined natural gas trading and gas production marginally increased. The margin between average selling prices and cost of sales was similar to 1998 as the impact of lower unit import costs was reduced by sales from higher historic cost imported gas inventories and higher share of import sources.

Natural gas sales volumes were 12.0 bcm, 1 per cent higher than in 1998, reflecting higher power sector and gas distributor sales (a dominant part of our sales); power sector sales increased by 4 per cent. However sales to industrial consumers declined. Crude oil production was 1.2 million tonnes, down by 1 per cent from 1998.

Domestic Exploration and Production

MOL has been exploring in the Carpathian basin since 1930s. In recent years,

Operating Profit (HUF billion) and Crude Oil Prices (USD/bbl)


Upstream
Operating Profit
HUF billion
Crude Oil Prices
USD/bbl
60
50
40
30
20
10
0
25
20
15
10
5
0
95
96
97
98
99

Return on Fixed Assets (%)


35
30
25
20
15
10
5
0
95
96
97
98
99

Segment IAS Results

	1998		1999		changes in %	
	HUF bn	USD mn	HUF bn	USD mn	HUF	USD
Net sales revenues	254.1	1,185.2	256.1	1,079.2	1	(9)
Operating profit before restructuring charges	51.8	241.6	51.2	215.8	(1)	(11)
Operating profit after restructuring charges	55.5	258.9	40.3	169.8	(27)	(34)
Depreciation	20.7	96.5	29.8	125.6	44	30
Tangible assets	172.6	805.0	206.5	870.2	20	8
Capital expenditures	43.2	201.5	35.4	149.2	(18)	(26)

Net Crude Oil Production
(includes condensates), (Kt)


2000
1750
1500
1250
1000
95
96
97
98
99

Net Proven Reserves
(million boe)


Crude Oil
Natural Gas
400
300
200
100
0
95
96
97
98
99

MOL has gained experience in employing advanced production methods and we were able to maintain the profitability of the business by constant monitoring and rationalisation of our cost base.

Our strategy assessment has confirmed that our domestic exploration and production business has the ability to remain a significant contributor to the Group's future cash flow. We are committed to continue value-creating domestic exploration based on our competitive advantages with an increased focus on cost control. In 1999 average domestic production cost remained stable. Domestic exploration expenditures continued at a slightly higher level compared to previous years (USD 46 mn or HUF 11 bn in 1999). We believe that this will contribute significantly to reserve replacement in the medium term. In 1999 domestic finding and development costs reached 4.9 USD/bbl against our target of 4.5 USD/bbl by 2002.

At the end of 1999 proven, developed and undeveloped crude oil reserves were 65.2 mn barrels, while natural gas reserves stood at 30.2 bn m^3. We are planning more intensive exploration in domestic areas where we were successful in previous years, but in 1999 we also started exploration in previously unexplored areas. In 1999 we put emphasis on the production of major fields, and shut down 1 marginal field (Lovászi). In 1999, 8 exploration wells and 2 development wells were tested. The Company achieved a success rate of approximately 41 per cent on a three-year average basis in its exploration wells tested and 100 per cent in its development wells tested.

From the point of view of successful exploration activity, it is vital that we keep abreast of the technological and methodological progress in the industry. We are committed to this and continue to make the necessary funds available, thus ensuring the technological development of service companies in the Group and the continuous training of our personnel. In the meanwhile, we started a dramatic simplification of the organisation structure and the operation of our domestic exploration and production business. We initiated reductions in our cost base combined with constant monitoring of costs in order to maintain the competitiveness of this segment.

Regional Exploration and Production

Fundamental changes are occurring in the exploration and production sector, leading to consolidation.This has led us to re-define our position and focus on our competitive edge. We took our upstream and downstream integration one step further into a new, regional concept based on the acquisition of existing reserves. Our historical, technical and cultural knowledge of the region has led us to focus on Russia and Central and Eastern Europe. We believe this will create an opportunity for real physical integration with our domestic refining and marketing business. In addition, the acquisition costs in these areas are more attractive than internationally and the certainty of return is better than that from exploration.

Whilst the Group recognised that significant upstream growth can only come from non-Hungarian initiatives, it is also clear that MOL's risk-taking capacity and size will limit its involvement in these areas. Considering the long lead-time, the higher risk and the need to build a diversified portfolio in an exploration-led strategy, we have decided to exit the international exploration business. In 1999 we started to farm-out or divest our existing international acreage (located in the Middle East, the Mediterranean region and in North Africa) wherever possible (including our existing international developed reserves) and complete our existing commitments at a minimum cost where divestment is not possible. As a result of our previous exploration efforts, in 1999 we achieved an exploration success with the discovery of natural gas reserves in Egypt. MOL has a 20 per cent interest in the consortium led by the German operator, RWE-DEA. The reserve is in the North Idku block, located in the Nile Delta with a total extension of 2,048 km^2 Regarding regional exploration and production activity, the Group focuses mainly on Russian projects, but we are also evaluating other promising regional areas. In July 1999, MOL and INA both signed a letter of intent to investigate exploration activities in an ca. 130 km^2 area along the Hungarian and Croatian border.

As first evidence of our efforts on regional reserve acquisition this year, we signed a co-operation agreement with NK Yukos, Russia's second largest oil company for the joint exploitation of the Zapadno-Malobalyk oil field. The field, which contains proven, undeveloped reserves of approximately 24 million tonnes or (175 million barrels), is located in West Siberia within the Khanty-Mansiysk Autonomous Region. The area has extensive pipeline and transportation infrastructure. Based on this agreement, the parties intend to form a consortium where MOL would have 50 per cent interest and act as the operator. By the end of 2000, the consortium intends to sign a Production Sharing Agreement (PSA) under the laws of the Russian Federation upon receipt of the relevant authorities' approval. As the first step of the co-operation, the parties agreed to implement a USD 8.5 mn pilot development project.

Gas and Power

The domestic natural gas business is currently in an ambivalent situation. We see the natural gas business as an attractive business segment with a noticeable underlying growth as gas is becoming the fuel of choice in Europe. At the same time, we are not satisfied with the current pricing environment. Concurrently, significant changes in the competitive environment for the European natural gas market are expected and therefore the focus of industry participants is increasingly shifting towards market liberalisation. In contrast to the position of other

Net Dry Natural Gas Production (mn m^3)


5000
4000
3000
2000
1000
0
95
96
97
98
99

Natural Gas Sources (mn m^3)


Import Sources
Domestic Production
10000
8000
6000
4000
2000
0
95
96
97
98
99

Natural Gas Sales by Consumer Segments (mn m^3)


Gas Distribution Companies
Power Sector
Industry and Other
10000
8000
6000
4000
2000
0

incumbent European gas companies, MOL should be a beneficiary of the market opening with its flexible storage base and developed infrastructure. In addition to guaranteeing reliable natural gas supply, we wish to maintain our position as market leader in the long-term. To preserve our competitiveness we intend to reduce costs and improve the quality of our services, while at the same time, covering the largest possible share of the end-user market. We are determined to achieve an appropriate regulatory and pricing framework conforming to the expected industry structure and pricing mechanism. MOL is also considering establishing a presence in other financially attractive points in the gas and energy value chain.

In 1999 we started the rationalisation of our natural gas retail operations by consolidating them into a smaller number of retail entities. We hold significant minority positions in three regional gas distribution companies: DÉGÁZ Rt., ÉGÁZ Rt. and DDGÁZ Rt.



The regulated natural gas business reported slightly better pre-tax results than in 1998. Production margin was lower due to restrained production volumes, but at the same time, we had a positive trading margin for the first time this year. The main concern for 2000 is that results from the natural gas business are expected to be significantly worse than in 1998 and 1999, depending on the regulatory changes in July 2000. MOL strongly believes that the Regulator will have to acknowledge the significant increase in gas import costs in the light of the existing regulation.

In 1999 there were no significant changes in our natural gas supply contracts. We continue to have an excellent relationship with the key Russian supplier, Gazprom which secures more than 80 per cent of our natural gas imports. With additional supply coming from Ruhrgas and Gaz de France, MOL has an appropriate level of source diversification taking into account available regional opportunities. From these import sources and from MOL's domestic production, using our gas storage facilities we were able to supply our consumers without any major interruptions.

Underground gas storage facilities play a key role in supplying our consumers and in peak shaving seasonal demand. As domestic gas production falls, consumption is expected to rise causing sharper peaks. We have added further storage capacities to meet increasingly higher seasonal demand, and our total underground gas storage capacity reached 3.14 bn m³ by the end of 1999.

MOL intends to leverage the position of Hungary as a transit country between production areas and consumer countries in the region, including the usage of Hungarian underground gas storage facilities. Increasing gas storage capacities and the favourable geographical location of Hungary provide good opportunities for future transit and contractual storage businesses. In 1999 gas transit activity fell back as a result of the EU embargo on Serbia. However, in the fourth quarter transit picked up reflecting the increasing role of humanitarian activity. For the near future depending on the Serbian and Bosnian situation, MOL is continuously evaluating the opportunities to increase transit volume into that region. Our strategic aims include participating in future natural gas transit project throughout the region. As evidence of such efforts, in December 1999, MOL and INA signed a memorandum of understanding for the annual transit of up to 1.2 bn m³ of natural gas through Hungary to Croatia on a long term basis.

In line with international trends, the company sees a number of attractive business opportunities in the energy sector. The dividing lines between the gas and energy industry sector are being eliminated. We intend to strengthen our positions in the power generation business. This will ensure further growth and the strengthening of our gas market positions. MOL intends to enter the power business through investments made on a selective and risk-sharing basis, mainly Industry Power Projects (IPPs) for the production of power for specific industrial customers. In line with this, we have a 30 per cent stake in a power station, expected to be commissioned by 2000, to generate 50 MW of electric energy also producing 160 t/hour of steam, the output to be taken exclusively by BorsodChem Rt. Aligning the energy and the natural gas businesses should add further value in this segment.

We put strong emphasis on our LPG business on 1999. We built heavily on our strong market positions and existing logistic asset base. We started with low investments to sell cylinder LPG through our retail network and we also purchased BP's LPG business in Hungary. As a result of these two steps our retail market shares went up to 7 per cent. We are Hungary's sole LPG producer and we had a very strong, 85 per cent wholesale market share in Hungary. We grew our retail trading activity, but at the same time, we maintained good relations with our major wholesale customers. From 2000 LPG trading results will be reported under Refining and Marketing segment, in line with the reorganisation that took place in 1999, while the accounting of LPG production will remain in the Domestic Exploration and Production Division.


Gas Prices
(HUF/cubic meter)
25
20
15
10
5
0
Average Import Price
Average Sales Price
95
96
97
98
99


Operating Profit (HUF billion) and Crude Oil Prices (USD/bbl)
Upstream Operating Profit HUF billion
Crude Oil Prices USD/bbl
Crude Oil Prices
Upstream
50
40
30
20
10
0
25
20
15
10
5
0
95
96
97
98
99


Return on Fixed Assets (%)
25
20
15
10
5
0
95
96
97
98
99

Refining and Marketing

In 1999 the Downstream segment was re-organised into four business units: Supply, Refining and Logistics is responsible for the supply, transportation and processing of crude oil and oil products as well as the operation of the Group logistics system; Commercial Sales is responsible for the wholesale distribution and trading of oil products and the production of bitumen and lubricants. This unit is also developing marketing, customer service and sales support functions; Retail Services is responsible for the developing retail sales of products and services based on the domestic and foreign filling station network. In addition a new Chemicals division was set up.

In 1999 our Downstream business achieved important successes in terms of improved efficiency, stricter cost control and more developed marketing practices. We strengthened the management of our Refining and Marketing business by hiring experienced professionals who have gained significant experience at leading regional enterprises. We have therefore created a strong platform enabling us to move further and exploit key skills in our regional expansion. After the successful efficiency improvement programs initiated in 1998 bringing down our operating costs by more than HUF 15 bn, refining and marketing will continue to be the biggest contributor to Group cost savings.

In the Downstream segment, operating profit grew by 49 per cent in 1999. A significant part of the earnings growth was delivered from marketing operations. We increased marketing margins, which enabled us to compensate the impact of lower refining margins and the increasing share of domestic, higher margin sales contributed to improved profitability. We maintained our leading domestic market positions in commercial sales, while our retail and non-fuel sales and margins increased significantly. Our retail performance was outstanding as besides increasing our sales through a regional expansion, our sales growth exceeded average market growth in the domestic market.

Segment IAS Results

	1998		1999		changes in %	
	HUF bn	USD mn	HUF bn	USD mn	HUF	USD
Net sales revenues	345.4	1,611.0	462.6	1,949.4	33.9	21
Operating profit before restructuring charges	31.1	145.1	46.4	195.5	49	35
Operating profit after restructuring charges	31.1	145.1	32.5	137.0	5	(6)
Depreciation	15.5	72.3	24.2	102.0	56	41
Tangible assets	143.9	671.2	189.1	796.9	31	19
Capital expenditures	39.2	182.8	50.9	214.5	30	17

In 1999 estimated domestic demand growth for motor fuels was 2 per cent with stable gasoline demand and diesel demand growing by 4 per cent. We sold 7.2 million tonnes of oil products in 1999, domestic sales were 5.4 million tonnes while exports were 1.8 million tonnes. We kept our leading market positions due to successful marketing initiatives and increased marketing margins, compensating the impact of lower refining margins. Average wholesale market share was 80 per cent against 81 per cent in 1998. Domestic diesel sales increased by 4 per cent while diesel exports were up 1 per cent. Domestic motor gasoline sales volumes were marginally down, while exports fell by 8 per cent. Fuel oil sales volumes fell by 5 per cent reflecting stronger gas substitution in the power sector. Bitumen volumes were 8 per cent lower compared to the high levels seen in 1998. Lubricant volumes fell by 18 per cent, but profit contribution grew as result of a more focused product portfolio and marketing.

We are confident that our existing advantages in the areas of marketing capabilities, quality, cost and density of logistics present a real opportunity to create the leading downstream operation in the region, also building on regional combinations and partnerships.

Commercial Sales

Strong growth in demand for oil products is expected in our region. In comparison to Western Europe, the underlying opportunities for growth within Central and Eastern Europe are very attractive. A significant part of this growth will be derived from marketing operations, where we believe that MOL can outperform the market growth expected for the region.

The largest part of downstream profits originates from motor fuels sales. In 1999 we established a coherent and comprehensive commercial sales and contractual system. Around 85-90 per cent of sales volumes were secured by annual contracts and we continued to use efficient pricing methods. Our market prices are set in reference to the cost of alternative supply sources in order to maintain a leading position while simultaneously maximising margins. In our pricing system the prevailing prices are quoted Mediterranean prices (CIF Med), adjusted by logistical, border and financial costs. We also account for the competing product prices providing different discount schemes to our largest partners. In 1999 we successfully leveraged our market leading positions, being price and quality setters.

We started the implementation of an integrated marketing structure, taking advantage of synergies provided by such operations. Improved cross-selling for commercial sales should increase both top and bottom line growth. In particular, we have started to build up a network of key account managers.

In our regional sales, we concluded annual contracts for around 60 per cent

Crude Oil Product Sales (kt)


8000
7000
6000
5000
4000
3000
2000
1000
0
95
96
97
98
99
Other Products
Bitumen
Lubricants
Fuel Oils
Gas and Heating Oils
Gasolines

Price Structure of
Grade 95 Gasoline (HUF/l)


200
150
100
50
0
95
96
97
98
99
Excise Tax and VAT
KKKSZ Fee
Production Cost and Margin

of total export volumes. In terms of the captive regional markets (MOL retail sites, end-users) we followed local market pricing and service standards.

We continued to have a leading share of the lubricants market and successfully rolled out a new brand – MOL Dynamic.

We maintained our dominant share of the bitumen market. We are taking actions to increase the profitability of this segment by putting more emphasis on our sales efforts and reducing the cost base. The rationalisation and closure of high cost production sites has started.

Retail Services

1999 was an important year in the development of our Hungarian retail network. As a result of our efforts to modernise and upgrade our network, we have been successful in maintaining our market leadership. Through our MOL 2000 filling station program, we have upgraded most of our retail network to Western standards and the MOL brand now stands for quality and value across the region. We will capitalise on these strengths by developing cost leadership in the segment of branded networks, so as to be not only the largest, but also the leanest, retail operator. Meanwhile, we will maximise the opportunities the increasing customer base provides by expanding our product offerings.

In retail marketing, we firmly believe that the growth opportunities are vast: our target is to achieve a 35 per cent increase in real terms, in non-fuel sales in our gasoline stations by 2002; by optimising our retail network, we aim to increase average throughput by 10 per cent by 2002; we intend to reduce our retail operating cash costs to 4 cents/litre which compares very favourably with industry benchmarks.

The Group reinforced its leading position in the domestic retail motor fuel market, in a highly competitive environment. Our domestic retail fuel sales increased at a rate exceeding the national average, partly due to the sales contribution from 19 new and 8 significantly reconstructed stations. We achieved strong growth in our retail fuel and non-fuel sales and margins. Retail motor gasoline sales grew by 5 per cent and retail gasoil sales grew by 16 per cent, resulting in a 9 per cent increase in total retail fuel sales. Fuel gross margin increased by 35 per cent, driven by more



efficient pricing policy and higher sales volumes. Non-fuel gross margin also rose by over 40 per cent, driven by an increase in shop turnover close to 60 per cent, as a result of our more active shop management. In 1999 we increased average throughput per station by about 10 per cent over 1998. By the end of 1999 234 out of the 390 MOL filling stations operated in Hungary met the MOL 2000 standards.

In line with our strategic aims, we will continue the regional development of MOL's retail network. In accordance with our revised strategy our regional focus is chiefly on Romania and Slovakia. We had 57 stations in the region, out of which 37 were located in Romania and 14 in Slovakia. Our market shares in these two countries reached 4 per cent and 2 per cent respectively in 1999. We halted further expansion in Ukraine.

In addition to developing our own network, we also increased the number of franchise sites to 48 from 40 compared to the end of 1998. According to data supplied by the Hungarian Petroleum Association (MÁSZ) our market shares for 1999 were 42 per cent for motor gasolines and 46 per cent for gas and heating oils, increasing by close to 2 and 3 per cent respectively compared to the previous year. Thus, total retail fuel market share increased to 44 per cent, representing a 3 per cent growth over 1998. Our retail loyalty card program developed with the aim of increasing further


Synt
Max
10W-40
Synt

customer base and customer loyalty, gained further ground. By the end of 1999 more than 330,000 cards had been issued. During the year we also increased the number of fleet card partners through winning a number of public tenders and other initiatives. We believe that the successful card business is a major driver of our market share gains.

Supply, Refining and Logistics

A key ingredient to success is a competitive cost base in refining and logistics. While we believe our supply position is strong, and we will be able to realise the benefits of diversified supply routes, the key differentiating factors will be flexibility and efficiency. The Group has a strong competitive position in regional refining and marketing. Our technologically advanced Duna Refinery can now offer internationally competitive production costs and we possess an extensive and efficient logistics network, giving us

Development of the MOL's Filling Station Network


500
450
400
350
300
Total Foreign
Total Domestic
95
96
97
98
99



a clear lead over our competitors in terms of operating costs. Following the successful efficiency improvement programs initiated earlier, which brought down our annual operating cost base by more than HUF 15 bn, refining and marketing will continue to be the biggest contributor to Group cost savings, despite a deeper conversion factor. MOL will also be able to fulfill EU 2005 product specifications with a competitive level of capital investment.

We intend to rationalise the production of lubricants and bitumens, closing high-cost sites and relocating production to the Duna Refinery. In 1999 we made a provision for impairment of affected plants of HUF 6.5 bn. Refining cover (as defined by the refinery capacity divided by sales of refined products) was 90 per cent in 1999. Our objective is to reduce refining cover to 80 per cent by 2002, through a combination of higher sales and capacity reduction. We will increase the share of high value products in its product slate from 2001 by the implementation of a delayed coker unit at the Duna Refinery.



In addition to increasing high value product sales and retaining our leading market positions, we were also able to operate our assets more efficiently. The extensive product pipeline system assures significant competitive advantages to the Company vis-à-vis other suppliers using alternative forms of transportation. We have a storage capacity of 4.5 mn m^3 for crude oil and oil products which was used by ourselves and, on a contract basis, by KKKSZ (Crude Oil and Oil Products Stockpiling Association).

Chemicals

In 1999 we created a new Chemicals Division in order to optimise our refining process and to leverage our commercial sales of such chemical feedstocks. We believe that our refining and marketing business can be strengthened further by finding the right relationship with petro chemical activities. We see strong potential in building up a focused chemical business which is able to capture the profitable growth of regional and domestic chemical product demand. However, such investments should compete with alternative uses of capital and be assessed together with other high priority projects. In 1999 the Group acquired a 20 per cent stake in TVK Rt. We believe that this strategic investment represents a good opportunity to develop a strong refining and chemical co-operation, as TVK is a major customer of MOL's Duna and Tisza refineries, which supply TVK with most of its feedstock requirements. We expressed our interest to harmonise medium and long-term investment programs to further strengthen mutual competitiveness.

MOL decided to rationalise its portfolio of chemical subsidiaries. This includes the planned disposal of our participation in Nitrogénművek Rt., in which MOL has a 59 per cent stake. We have sold 21 per cent in Dunastyr Rt. to ENIChem in 2000. We have the strong intention to close our isobuthylene business which is a low-return activity.

Human Resources

The Group faced major changes during 1999 to reflect our new strategy adapting closely to the value chain. We will become more flexible and responsive to a rapidly changing environment, while simultaneously embracing the core values of the organisation. Dynamism and operational excellence will form the basis of our corporate culture. To accelerate decision-making processes, we have reduced the number of management levels and positions, creating openness and teamwork.

We place great emphasis on increasing efficiency by focusing our resources and streamlining our portfolio. We terminate non-core and low-return activities. As a result we have reduced the number of full time employees by about 1,700 in 1999. In order to assist employees leaving the Group in finding new jobs, we have developed programs to help them acquire new jobs.

We are developing our human resources abilities to assist meeting our regional growth objectives. We are working to develop further corporate culture, focusing on revising our shared values and on deepening leadership skills. In 1999 we further developed our performance management system to reflect competencies that are critical for the implementation of our strategy.

Performance-related components are featured more prominently in the executive compensation package, both in the short and the long term, and their share is increasing proportionally with the impact our executives have on the organisation and in meeting our strategic objectives. A larger share of our sales staff's salary is now also designed to mirror individual performance.

MOL continues to invest in its employees and we have designed and introduced a flexible training system based on Intranet computer applications offering our employees training programs to gain knowledge and abilities necessary for their work. Considerable effort has been dedicated to communicating our new strategy and management decisions to our employees. In our internal communication we have been focusing on exploiting the possibilities provided by the Intranet.

We are preparing ourselves to meet the challenges that international expansion and a leading regional role presents. We have started expanding our HR systems to all companies belonging to the MOL Group, treating the Group as an integrated entity.

We have renewed our HR activities and the supporting organisation based on the new corporate strategy and organisational structure. The most important component of the new operation is the strengthening of the role of HR business partners within the Company, aiming to provide direct support to business decisions from a human resources manage-

Year-end Headcount of the MOL Group FTE (1998-1999)


25 000
20 000
15 000
10 000
5 000
0
Subsidiaries
MOL Plc.
12. 31. 98
12. 31. 99





ment perspective within a strategic HR partnership framework.

We have a close and constructive relationship with the trade unions and the workers councils, which is characterised by co-operation to support the implementation of MOL's business objectives.

Health, Safety and Environment

Health, safety and environmental protection objectives ranked among the most important ones for the Group during 1999. To ensure that our objectives are met, we dedicate substantial resources to develop new environmentally focused management systems and a pilot health and safety management system.

Contrary to trends in previous years, injury rates at MOL showed a slight increase during 1999. For the year we recorded 69 on-the-job injuries, most of which were traffic accidents (pedestrian and vehicle) and injury frequency (the number of accidents per 1 mn working hours) rose from 2.6 up to 2.9, which is still remaining substantially lower than the EU average.

MOL provides a wide range of health and employment services through a network of contracts with skilled medical experts, physicians and polyclinics, hospitals. During the year we have completed a pilot project aimed at assessing and managing health and safety technology risks in the production branches.

Although the number of fire incidents was reduced by 40 per cent in 1990 compared to 1998, the value of fire damage increased significantly from HUF 41.3 mn to HUF 73.8 mn. Most of the damages were caused in one fire at the Duna Refinery but each case of fire was thoroughly investigated and the causes identified.

To reduce environmental load, the Company spent a total of HUF 10.8 bn in 1999. Within this HUF 7.9 bn CAPEX was dedicated to projects for product quality improvements. As a result of such product quality developments, MOL was able to stop producing and selling leaded gasoline grades in Hungary as of April 1999 and the Company is able to produce motor fuels in full compliance with the relevant new EU directives from 2000. The remaining HUF 2.9 bn was spent on operations to clean up contaminated water, including groundwater treatment and clean up, wastewater treatment and the redemption of pollutants and hazardous wastes.

In 1999 MOL spent HUF 4.0 bn on the remediations of existising environmental liabilities for which provisions have already been made.

During the year MOL employed an independent specialist firm to carry out a new assessment of environmental liabilities of the Group, based on which provisions have been made in the financial statements prepared in accordance with

Inter-national Accounting Standards, for liabilities totalling up to HUF 25.7 bn at current prices, the present value of which, taking into account the estimated timing of the expenditure, amounts to HUF 19.5 bn.

A separate report on HSE activities of the Group has been published also this year, which gives a detailed review of our activities in this area.

MOL and the Community

Dynamic, successful, expanding and reliable – these were the most frequent terms used to characterise MOL in an image survey. Through our communications efforts, MOL is today one of the best known brands in Hungary. Last year we took a step forward in the field of integrated communications, enabling us to communicate our messages more effectively.

As one of the most succesful companies in the Hungarian economy, MOL has sponsored the most successful sport kayaking and canoeing, as well as basketball and the Modern Pentathlon World Championship. Our rally team which uses our high quality products, won the Hungarian championship twice in a row. As golden rated sponsors of the Hungarian Olympic Team, we are contributing to the expected success of the Hungarian sport at the 2000 Olympic Games.

Programs to market our products and services are supported by advertising campaigns and public relation activities. These include establishing closer contact with current and potential customers and partners at trade fairs and participating in hospitality events. In a festive event for business and strategic partners in June we organised a football match between the management of MOL and the Sports Club of the Parliament.

In December we hosted the traditional MOL Concert, given by National Philharmonics, sponsored by MOL, and conducted by the world famous Zoltán Kocsis, which was a great success.

Our social responsibility is expressed in the donations we provide to the community. We have supported several Hungarian universities, museums and in co-operation with the Hungarian Maltese Charity Service, we contribute to providing relief for those living under difficult social circumstances. We have supported several scientific and cultural events and institutions including the Hungarian State Opera and theatre performances.






Excellence

Management's Discussion and Analysis of Financial Conditions and Results of Operation

The following management discussion contains a comparison of the 1998 and 1999 business years. The report contains forward-looking statements relating to the Group's operations that are based on management's current expectations, estimates and projections. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. Among the factors that could cause actual results to differ materially are crude oil and natural gas prices; refining and marketing margins; potential changes in the regulation of the industry; the actual supply and demand for the company's products; the actual performance of MOL 's subsidiaries; potential success of the production from existing and future crude oil and natural gas development projects; potential disruption or interruption of the company's production or manufacturing facilities due to accidents or political events; potential changes in liability due to the amendments of the existing and future environmental regulations; and potential liability resulting from pending or future litigation.

Financial Highlights

- Net income before restructuring charges and other special items up 43 per cent to HUF 65.3 bn (USD 275.2 mn) from HUF 45.8 bn (USD 213.6 mn) in 1998.
- Earnings Per Share before restructuring charges and other special items reach HUF 667 (USD 2.8 per GDR).
- Operating cash flow up 44 per cent to HUF 142.9 bn (USD 602 mn) against HUF 99.0 bn (USD 461 mn) in 1998.
- Operating profit before restructuring charges up 17 per cent to HUF 82.8 bn (USD 349 mn) against HUF 70.6 bn (USD 329 mn) in 1998.
- Upstream and gas operating profit before restructuring charges decreased by 1 per cent on 1998 as a result of a lower profit contribution from natural gas production as production volumes declined. Gas transit volumes were also lower compared to 1998. However, profits on crude oil production increased and gas trading results were stronger as import prices were lower and sales volumes improved slightly.
- Downstream operating profit before restructuring charges up by 49 per cent as we achieved moderate volume growth and firmer marketing margins, which compensated for lower refining margins.
- Proposed dividend payment of gross HUF 55 per share for 1999.

Overview of the Business Environment

The changes in the Hungarian and regional economic environment have influenced the Group's business and financial performance. Competition, major economic changes and other external factors all affect the period-to-period comparability of the Group's financial condition and operative results. Such factors include rates of consumer inflation (10 per cent in 1999 and 14.3 per cent in 1998), devaluation of the forint against the currency basket (6.5 per cent in 1999 and 10.3 per cent in 1998), the devaluation and inter-currency movements caused by changes in exchange rates (the average USD/HUF exchange rate was in 1999 USD 1=HUF 237.3, in 1998 USD 1=HUF 214.4), and the rate of Hungarian GDP growth estimated at 4.5 per cent in 1999 and 5.1 per cent in 1998.

The Group's operations are significantly affected by changes in world market prices for crude oil, crude oil products and natural gas. Natural gas and crude oil purchased by the Company from external sources are priced in or by reference to US dollars.

A substantial amount of the Company's sales of refined petroleum products, however, are denominated in forints but determined in relation to US dollar prices. Consequently, fluctuations in the value of the forint against the US dollar have an impact on the Company's operations. Their actual impact depends on the ability of the company to reflect in pricing fully or partially such currency fluctuations, particularly in the regulated natural gas business. In 1999 the average Brent dated crude oil price was 18.0 USD/bbl, up 42 per cent compared to an average price of 12.7 USD/bbl in 1998. The average Med quoted price of Ural Blend (dominating MOL's crude oil purchases) was 17.3 USD/bbl, up by 47 per cent compared to 1998 (11.8 USD/bbl). Average CIF Med gasoline prices increased by 27 per cent, gas oil prices were up 30 per cent, and naphtha and high sulphur fuel oil prices increased by 29 per cent and 39 per cent, respectively.

MOL's natural gas business is regulated, whereas the market for petroleum products is fully liberalised. According to the regulation in force between January 1, 1997 and December 31, 2001 natural gas prices are set each 1 July (at the beginning of the regulatory year). Although the revenues and income derived from natural gas business have gradually increased, the Company believes that the current Pricing Formula does not fully cover all its relevant costs and that the value attributed to domestically produced gas does not reflect its market value.

Variations in weather conditions cause fluctuations in demand for natural gas and certain petroleum products. Also, during the course of a year, the results of the Group's operations are subject to seasonal variation. However, the integrated nature of the Company mitigates the seasonal volatility of the individual businesses. Demand for natural gas and heating fuels is typically the lowest in the third quarter and highest between October and March, while demand for transportation fuels is generally highest in the second and third quarters and lowest in the first quarter. All of these effects are included in the operating results of the Divisions. The Group is also subject to royalties payable to the Hungarian State on most of the natural gas and crude oil it produces in Hungary. This royalty rate was 12 per cent in both 1999 and 1998.

Restructuring Charges

In October 1999 MOL announced that decisive changes in strategic direction would require the company to incur significant restructuring charges. The charges included in 1999 IAS financial statements amount in total to HUF 26.9 bn and consist principally of provisions for redundancy costs (HUF 8.5 bn), provisions for environmental costs in respect of the planned closure of the Zalaegerszeg refinery and Komárom lubricants plant (HUF 6.5 bn), asset write-downs and provisions for penalties in connection with MOL's existing foreign exploration activities (HUF 4.0 bn) from

Key Financial Data by Business Segments *(in HUF millions)*

	1998	1999
Consolidated Net Sales Revenues		
Exploration and Production	254,100	256,098
Refining and Marketing	345,382	462,620
Corporate and other	34,732	23,930
Total	**634,214**	**742,648**

	1998 Before Restructuring Charges	1998 After Restructuring Charges	1999 Before Restructuring Charges	1999 After Restructuring Charges
Consolidated Operating Profit				
Exploration and Production	51,799	55,463	51,216	40,346
Refining and Marketing	31,132	31,132	46,405	32,505
Corporate and other	(12,303)	(12,303)	(14,833)	(16,937)
Total	**70,628**	**74,292**	**82,788**	**55,914**

Exploration and Production transfers domestically produced crude oil and condensates to Refining and Marketing, which until the end of 1999 transferred LPG produced in the refinery to Exploration and Production for resale to third parties. The internal transfer prices utilised for such activities are based on prevailing market prices. Operating profit for each segments includes the profit arising on such intra-Group sales.

In accordance with IAS the 1998 consolidated financial statements have been restated for the prior year effect of certain items treated as restructuring charges in the 1999 financial statements.

which it has decided to withdraw and other asset write-downs (HUF 4.6 bn). The restructuring charges also include the 1999 income affect of the decision to adopt the Successful Efforts method of exploration accounting (HUF 3.3 bn).

Changes in Accounting Policies

In addition to the adoption of the Successful Efforts method of exploration accounting referred to above, in 1999 MOL has changed its accounting policies for borrowing costs and has adopted certain new or revised International Accounting Standards prior to their effective dates, as encouraged by the International Accounting Standards Committee. The most significant of these relate to the accounting for impairment of assets (IAS 36) and for provisions and contingencies (IAS 37). The combined pre-tax effect of these accounting policy changes (including the adoption of the successful efforts method) is to increase 1999 profits by HUF 2.5 bn, reduce 1998 profits by HUF 0.9 bn and to increase opening reserves at 1 January 1998 by HUF 31.2 bn. These changes are more fully described in note 2 to the IAS financial statements.

Sales, Operating Expenses and Operating Profit

IAS consolidated net sales revenues were HUF 742.6 bn in 1999 showing a 17 per cent increase. Export revenues reached HUF 138.2 bn (showing 26 per cent growth) and represented almost 19 per cent of total sales compared with 17 per cent in 1998. Growth in excess of inflation in 1999 is chiefly explained by higher oil product prices and the fact that 22 companies (8 exploration subsidiaries, 12 retail gas infrastructure and distribution companies, Kőolajtároló Rt. and MOL Austria GmbH) were consolidated for the first time in 1999. These companies were not previously consolidated as prior to the expansion of their activities in 1999 the effect would not have been material. Of the increase in total operating revenues and total operating costs HUF 3.4 bn and HUF 1.9 bn respectively are due to the consolidation of these companies. The contribution of the Group's subsidiaries to sales revenues continued to increase. In 1999 the net external sales revenues of the relevant subsidiaries were as follows: MOL-Chem Kft–HUF 19.4 bn (HUF 18.3 bn in 1998); MOLTRADE Mineralimpex Rt–HUF 30.2 bn (HUF 18.3 bn); MOL Romániа P.P S.R.L–HUF 12.1bn (HUF 9.8 bn); MOL Slovensko S.r.o. – HUF 4.4 bn (HUF 4.6 bn); and MOL Austria GmbH HUF 38.3 bn, (not consolidated in 1998). The leading Hungarian fertiliser company, Nitrogén-művek Rt.'s net sales revenues contribution decreased from HUF 16.4 bn to HUF 15.7 bn.

Costs of materials and consumables used were HUF 508.9 bn and HUF 432.3 bn for 1999 and 1998 representing 69 per cent of the net sales revenues in 1999 and 68 per cent in 1998. The costs of materials are mainly determined by raw material costs (principally crude oil: HUF 158.3 bn) and the cost of goods purchased for resale (principal natural gas: HUF 147.4 bn). Raw material costs increased by 38 per cent mainly driven by average crude oil prices increased by 49 per cent in dollar terms and by 69 per cent in HUF terms. Raw material costs also reflect total aggregated costs of energy, other purchased raw materials, additives and catalysts as well as materials used for operational and maintenance purposes. Cost of goods purchased for resale went up by 7 per cent. The corresponding data for the parent company showed a 6 per cent growth reflecting lower purchase prices of natural gas offset by increased volumes. Regarding the subsidiaries (mainly the trading companies, MOL-Chem Kft, MOLTRADE Mineralimpex Rt and certain regional subsidiaries) the growth was almost 30 per cent reflecting the increasing sales revenues of these subsidiaries.

Personnel expenses and related charges were HUF 63.6 bn and HUF 54.7 bn for 1999 and 1998. Personnel expenses (on a 7 per cent lower closing headcount) grew by 16 per cent but the increase has been halted in the fourth quarter, in which period we reduced headcount by 1,255 (chiefly in November and December) and by 1,527 for the whole year resulting in a headcount of 18,939 at the end of 1999. The main reason for the increase for 1999 is the significant growth in severance pay and related charges in connection with the headcount rationalisation. The growth also reflects the average approved salary increase for all MOL employees of 13.5

per cent. In 1999 the Group employed an average of 20,484 full-time employees including fully consolidated subsidiaries, compared to 20,388* in 1998. MOL's average headcount – excluding the consolidated subsidiaries – was 13,642 in 1999 and 13,961 in 1998. Headcount increased at the regional subsidiaries reflecting the expansion of their activities.

Depreciation was HUF 61.2 bn and HUF 40.8 bn for 1999 and 1998, respectively. Of the increase in depreciation compared with 1998 HUF 6.0 bn is explained by capital expenditures resulting in a higher tangible asset base. The 1999 figure also includes impairment losses of HUF 7.2 bn, the depreciation charge of 22 companies consolidated for the first time in 1999 (HUF 2.1 bn) and the depreciation of capitalised FX losses of HUF 0.6 bn (following our change of policy to capitalise these – see **Net financial expenses** below).

Other operating expenses including the impact of restructuring were HUF 85.8 bn in 1999 against HUF 61.2 bn in 1998. Other operating expenses excluding restructuring charges increased by 15 per cent from HUF 61.2 bn in 1998 to HUF 70.3 bn in 1999. The most important restructuring elements are environmental cost provisions relating to planned plant closures (Zala, Komárom sites – HUF 6.5 bn), redundancy provisions (HUF 8.5 bn), and provisions for costs relating to our withdrawal from existing foreign exploration activities (HUF 0.5 bn). HUF 3.3 bn of other operating expenses relates to the increase in provisions for doubtful receivables. The increase is related to Yugoslavian transit receivables. Besides these the main items in 1999 were KKKSZ stockpiling fees (HUF 13.3 bn), mining royalties (HUF 10.1 bn), other taxes and contributions (HUF 9.3 bn), rental costs (HUF 8.1 bn), cleaning, insurance and site security costs (HUF 4.7 bn).

Change in inventories of finished goods and work in progress was HUF 2.9 bn in 1999, compared with HUF 1.5 bn in 1998, reflecting the effect of higher oil prices. The value of work performed by the enterprise and capitalised was unchanged at HUF 23.1 bn.

Operating profit before restructuring charges increased by 20 per cent from HUF 70.6 bn in 1998 to HUF 82.8 bn in 1999. MOL Group's consolidated IAS operating profit including restructuring charges was HUF 55.9 bn in 1999 against HUF 74.3 bn in 1998.

Upstream Overview

In 1999 IAS net sales revenues for the exploration and production segment were HUF 256.1 bn compared to HUF 254.1 bn in 1998. Operating profit excluding restructuring charges reached HUF 51.2 bn. The main restructuring charges allocated to the Upstream Segment were the following: redundancy provisions of HUF 1.4 bn, adoption of the successful efforts method of exploration accounting HUF 3.3 bn, asset write-downs and provisions for penalties in connection with MOL's existing foreign exploration activities of HUF 4.0 bn, domestic exploration and production fixed asset write-offs of HUF 1.1 bn and adjustments of HUF 1.6 bn to the fair value of the assets of certain gas distribution companies. Operating profit after restructuring charges was HUF 40.3 bn in 1999 compared to HUF 55.5 bn in 1998. Revenue from natural gas sales (including transmission revenues) reduced from HUF 229.2 bn to HUF 226.0 bn, as a 1 per cent increase in sales volumes (12.0 bcm) was more than offset by a 3 per cent reduction in average sales price. Sales revenues arising from natural gas transit was HUF 4.1 bn, roughly half of the corresponding figure in 1998 (HUF 8.1 bn), while the volume of natural gas transit was only 1.1 bcm, falling from the 1998 level of 2.1 bcm. NATO action against Yugoslavia started in the second quarter of the year, and there were only minimal deliveries to Bosnia-Herzegovina due to the EU embargo. During the fourth quarter limited humanitarian deliveries were made (0.4 bcm). Provisions totalling up to HUF 3.3 bn have been established at 31 December 1999 in respect of balances due from Yugoslavian customers, representing full provision for all such receivables that are not secured.

Sales revenues from LPG products including isobutane and normal butane increased from HUF 13.8 bn to HUF 20.2 bn, while volumes grew from 306 kt to 382 kt, representing a 25 per cent

* *The 1998 figure has been adjusted to include the headcount of the 22 subsidiaries consolidated for the first time in 1999.*

growth compared to 1998. Sales revenues of pentane products in 1999 were HUF 1.3 bn, slightly higher than in 1998, while the volume sold slightly reduced (from 30 kt to 27 kt). Sales revenues of condensates (based on internal transfer prices) increased from HUF 7.3 bn to HUF 9.4 bn, while the volume reduced by 16 per cent (from 340 kt to 287 kt) reflecting the decline in natural gas production. Crude oil transfer to Refining (based on internal transfer prices) increased from HUF 23.4 bn to HUF 35.1 bn, while the volume produced and transferred was unchanged at 1.2 million tonnes.

In 1999 the Sabria field in Tunisia produced 36 kt (0.3 mn boe) crude oil in 1999, two-thirds of which was sold, resulting in USD 3.0 mn of sales revenue. In 1998 18.7 mn boe (net) reserves were discovered in the Kebili Exploration Permit of Tunisia. In December 1998 MOL added these reserves to its books as proven developed reserves. Following the implementation of the new strategic plan in 1999 MOL decided to halt field development, which led to a revision of the previous reserve estimates. In 1999 as consequence, 3.5 mn boe reserves that can be produced from the two existing wells were added to the proven developed category while 18 mn boe reserves were added to the undeveloped category.

A natural gas field was discovered in Egypt (North Idku block). The operator has not yet conducted an official reserve estimation, the field is currently being appraised.

MOL estimates that its total Hungarian net proved developed and undeveloped reserves at December 31, 1999 were 36 mn toe (262 mn boe) consisting of 30.1 bn m^3 (198.8 mn boe) of natural gas (including condensate and gas liquids) and 8.7 mn tonnes (63.2 mn boe) of crude oil.

In 1999 approximately 68 per cent of the domestic production was natural gas (calculated on a crude oil equivalent basis). In 1999 MOL had an average daily net domestic production of crude oil and natural gas of approximately 10,600 toe (81,000 barrels).

At the end of 1999 the Group held 35 domestic exploration blocks with a total area of 24,194 km^2. Eighteen exploration area permits expired in 1999, at the same time – partly with the renewal of the expired permits – we started exploration programs in 16 new exploration blocks. In 1999 domestic extensions and discoveries amounted to 745 kt (5.4 mn boe).

The Group's objective is to keep average domestic production cost (before depreciation) below 4.5 USD/bbl by 2002. In 1999 domestic production cost (before depreciation) was 3.4 USD/bbl which will increase due to the lowering production volumes and the maturity of the Hungarian reserves. In 1999 we were able to reduce in real terms our domestic crude oil production cost (including depreciation) at 5.8 USD/bbl.

The development of domestic oil and gas fields discovered in recent years are in progress. From these fields in 1999 205 kt of oil and 160 mn m^3 of natural gas was produced. We started reconstruction of Üllés gas field and a new enhanced oil recovery (EOR) project was launched in the Algyő field, aiming to increase the yield of gas production. We are using EOR procedures in 7 fields, representing 16 per cent or 0.2 mn tonnes of the total production. We continue to prepare for the introduction of these procedures in other fields in order to be able to implement the introduction of such technologies quickly under favourable economic conditions.

In 1999 MOL sold 12.0 bn m^3 of natural gas, compared to 11.9 bn m^3 in 1998. As domestic demand for natural gas was significantly higher than domestic production, MOL had to cover a larger proportion of consumption by increasing imports, representing in 1999 a volume of 8.8 bn m^3, i.e. 4.7 per cent higher than in 1998 (i.e. 8.4 bn m^3). 73 per cent of the total natural gas sold (i.e. 8.8 mn m^3) was provided by import sources (sales volumes from import gas in 1998 were HUF 8.4 bn or 70 per cent), while 3.2 bn m^3 was supplied from domestic sources. Natural gas production was 3.4 bn m^3, i.e. 13 per cent lower than in 1998 (3.9 bn m^3). Nearly 28 per cent of natural gas sold was provided by domestic production.

In 1999 we realised by HUF 3.5 bn less revenues on natural gas sales as a result of around 3.0 per cent lower average sales prices compared to 1998 sales price levels. Prices were changed as of July 1, 1999; and the industrial consumers gas prices reduced by 6.5 per cent and simultaneously a new tariff system was introduced in the re-sellers consumers' (GDCs) category. The main parameter of this system was the introduction of the capacity component charged also to re-sellers, subject to the daily committed volume or capacity, however, the commodity charge component reduced by nearly11 per cent. As a consequence of this price adjustment, the average sales prices in the second half of the year were 3.3 per cent lower than in the first half of the year.

Natural gas inventory volumes at the end of 1999 were 3.27 bn m^3, nearly the same as in 1998, from which 2.47 bn m^3 was covered from import sources and 0.80 bn m^3 from domestic sources. The value of inventories injected into the underground gas storage facilities reached HUF 39.2 bn, showing a HUF 5.1 bn reduction, as a result of lower gas purchase prices.

MOL imported natural gas mainly from Russia pursuant to a long-term contract signed in 1996, in which the parties agreed to supply and take a total of 194 bn m^3 of natural gas by 2015, with an option allowing MOL to purchase an additional yearly 2.0 bn m^3 of natural gas commencing in the year 2000. Natural gas is supplied pursuant to a pricing formula based on prevailing European market prices of competing fuels (fuel oil and gas oil). The agreement contains new take-or-pay obligations from 1998. The Ukrainian gas supply agreements provide possibilities for contractual storage. Under this agreement in 1999 we had 393 mn m^3 gas stored in the Ukraine.

In 1999 the import natural gas prices gradually reduced as a result of a strong decline in prevailing crude oil product prices. While the average import purchase price in 1998 was lower by 1 HUF/m^3, than the average sales price, this positive gap between sales prices and import prices widened to 2.9 HUF/m^3 in 1999. Average sales price in 1999 (including transportation fees) was 2.5 per cent lower than in 1998 at 18.8 HUF/m^3 (in 1998: 19.3 HUF/m^3), due to new prices and tariff system implemented from July 1, 1999. The average import price at border parity in 1999 was 15.9 HUF/m^3 showing a 13 per cent decline over 1998 (18.3 HUF/m^3). In 1999, the natural gas business as defined by the Regulator in the existing price formula (i.e. including exploration, production, storage, transmission and wholesale activities) had a pre-tax profit of HUF 15.3 bn (after HUF 3.0 bn allocated interest costs, HUF 4.4 bn inventory financing cost and HUF 5.4 bn allocated overhead cost and HUF 1.7 bn hedging costs), while in 1998 the gas business reported HUF 14.9 bn profit before taxation (including the allocated interest costs of HUF 2.4 bn, inventory holding cost: HUF 8.1 bn and HUF 6.0 bn allocated overhead costs). Despite the lower import price (down by 13 per cent) the combined gas trading and gas production profits decreased slightly against 1998 as the impact of lower unit import costs was reduced by sales from higher historic cost imported gas inventories, higher share of import sources and increased domestic production and transmission costs. Furthermore, the margin between sales prices and purchase prices reduced significantly in the fourth quarter of 1999, a key sales period.

In our LPG business we leveraged our strong market positions and existing logistics base. We decided to enter into retail business where we saw good growth opportunities. This was implemented with a minimal level of investment as we started to sell cylinder LPG at our filling station network. We had a very successful year in terms of our retail sales. We continue to be Hungary's sole LPG producer and we are the wholesale market leader with around 85 per cent share. We grew our marketing activity, but at the same time, we counted on our large partners (one of the major Hungarian retailer carried out the bottling of our products). In 1999 we sold 382 kt LPG (including isobutane and normal butane), and 27 tonnes of pentane. We increased our exports considerably and we reorganised the structure of exports to suit our regional objectives. From 2000 LPG marketing will be reported under the refining and marketing segment, while the accounting of

LPG production will remain in the exploration and production segment.

Downstream Overview

Net sales revenues from Refining and Marketing were HUF 462.6 bn, HUF 345.4 bn in 1999 and 1998, representing a 34 per cent increase. A significant part of the earnings growth was delivered from marketing operations. We successfully maintained our market shares and grew our sales of high value products. Operating profit before restructuring charges was HUF 46.4 bn in 1999, (HUF 32.5 bn after such charges), compared to HUF 31.1 bn in 1998 showing a 49 per cent growth. This major increase in operating profit can be primarily attributed to improving sales in domestic oil products, particularly retail and wholesale of gasoline. In addition, MOL increased domestic marketing margins in the key products compensating the impact of lower refining margins. We put strong emphasis on sales efforts, we used flexible pricing system and implemented several marketing actions, all of which contributed to the increase of our marketing margin of around 12 per cent. In spite of strong over-supply in the region, MOL successfully managed to retain its leading positions in the domestic market. The key elements of the restructuring charges were: environmental provision of HUF 6.5 bn, redundancy provision of HUF 5.0 bn, and sales division impairment adjustments of HUF 2.4 bn.

Total domestic refined product sales fell by 2 per cent to 5.4 million tonnes from 5.5 million tonnes as fuel oil sales declined by 5 per cent. Export sales remained stable and stood at 1.8 Mt. Total motor gasoline sales reduced by 2 per cent (within this, domestic sales declined by 1 per cent, while export went down by 8 per cent), gas oil and heating oil sales remained stable (as a result of a 3 per cent reduction in domestic sales in 1999 driven by lower chemical gasoil sales, which decreased to 65 kt from 170 kt and 5 per cent increase in export sales as we successfully captured export opportunities.) Domestic fuel oil sales reduced by 5 per cent as alternative fuel power plants consumed more natural gas instead of using fuel oil in 1999. Bitumen sales dropped by 8 per cent from the outstandingly high figure in 1998 when we had better export opportunities and domestic demand was positively influenced by the mild winter at the beginning of the year. Lubricants volumes fell by 18 per cent (domestic sales declined by 28 per cent while export sales went down by 14 per cent), but profit contribution grew as a result of a more focused product portfolio and marketing efforts.

Export sales revenues of the parent company reached HUF 87.1 bn in 1999 compared to HUF 72.2 bn in 1998, representing a 20 per cent increase. The dominant driver of this improvement was, in addition to higher quoted prices, expanding regional trade operations, while the total export volumes reduced by 2 per cent. MOL was unable to maintain its mark-ups partly due to general over-supply in the region and partly because local sales prices in some countries did not immediately follow the prevailing market prices. We increased the share of high margin products in our domestic sales, while we focused on maximising export margins instead of volume growth. The average utilisation rate of the primary distillation capacity in Duna and Tisza Refineries in 1999 was 63 per cent (at Duna Refinery it was 76 per cent). In both refineries there was a reduction in capacity utilisation compared to last year's figure when this ratio was 69 per cent, while that of Duna Refinery was 83 per cent.

Demand for motor fuel increased in the domestic oil product retail market, and MOL's sales increased at a rate exceeding the national average. According to the data of MÁSZ (Hungarian Petroleum Association) which does not include independent retailers' sales, our retail market share reached 42 per cent in motor gasoline, 46 per cent in gas oil and heating oil, and 62 per cent in lubricant products.

In 1999 MOL refined 7.0 million tonnes of crude oil, 2 per cent more than in 1998. The average import price increased by 49 per cent in US dollar terms and 69 per cent in forint terms driven by the increasing prevailing world market prices. MOL has three supply routes for crude oil: domestic production, import from Russia and import through the Adria Pipeline from the Mediterranean. In 1999 the refining and marketing segment purchased 1.2 million tonnes crude oil from the exploration and production segment, approximately the same amount as in 1998. MOL imported 5.8 million tonnes crude oil in 1999 compared with 5.6 million tonnes in 1998.

In 1999 we sold chemical products of around 1,240 kt with a value of HUF 63 bn. The major part of this (777 kt) was our naptha sales to TVK, the major Hungarian petrochemical company, at a value of HUF 34.6 bn. We also sold 65 kt of chemical gasoil to TVK (value of HUF 2.3 bn). We sold 183 kt of aromatics products regionally and in the domestic market at a value of HUF 10.4 bn, 61 kt of special gasolines (with HUF 3.8 bn sales contribution) and 44 kt of paraffin products (HUF 5.1 bn).

Net Financial Expenses

Net financial expenses were HUF 22.3 bn in 1999, 114 per cent higher than the HUF 10.4 bn figure in 1998. Financial income fell from HUF 16 bn in 1998 to HUF 10.2 bn in 1999. The 1998 figure includes HUF 7.4 bn of profits on the sale of investments arising principally from the disposal of a minority stake in Pannon GSM Rt. There were no similar significant disposals in 1999.

MOL has changed its accounting policy on the capitalisation of borrowing costs on assets under construction to include exchange differences arising from foreign currency borrowings to the extent that they are regarded as adjustments to interest costs. The purpose of this change, in respect of which the 1998 financial statements have been restated, is to ensure that the cost of assets is comparable irrespective of the currency in which the funding is raised. In 1999 this change in accounting policy reduced financial expenses by HUF 6.3 bn (HUF 1.9 bn in 1998) and increased profit before tax by HUF 5.7 bn (1998 HUF 1.6 bn). Thus, total financial expenses for 1999 amounted to HUF 32.5 bn of which interest on borrowings was HUF 14.0 bn, foreign exchange losses on borrowings were HUF 10.5 bn, and write off investments amounted to HUF 2.4 bn.

Profit before Tax

The Group's share of profits of associated companies was HUF 0.9 bn in 1999 (negative HUF 5.6 bn in 1998 due to a loss on international exploration activities). The profit contribution of regional gas distribution companies (ÉGÁZ Rt. and DÉGÁZ Rt.) and Panrusgáz Rt. was slightly higher in 1999 than in 1998.

As a result of the above factors, the Group had a profit before taxation of HUF 34.5 bn and HUF 58.4 bn in 1999 and 1998, respectively, representing a 41 per cent decrease. Profit before tax excluding the effect of restructuring charges would have been HUF 61.4 bn, a 1 percent increase compared to the HUF 60.6 bn 1998 figure calculated on the same basis.

Tax

Under IAS, tax payable increased profits by HUF 0.4 bn in 1999 due to the effects of deferred tax items while it had a negative effect on the 1998 result of HUF 10.8 bn. The actual corporate tax payable amounted to HUF 5.4 bn, but this was more than offset by deferred tax movements totalling up to HUF 5.8 bn. From 1999 MOL enjoys a 70 per cent tax holiday because for the second consecutive year it invested more than HUF 1.0 bn in manufacturing assets. According to the current legislation MOL will be entitled to this tax holiday, which reduces its effective corporate income tax rate to 5.4 per cent, until the year 2002. From 2003 onwards, MOL will be subject to the full tax rate, currently 18 per cent. As a consequence, a revaluation of the Group's deferred tax assets is required. For this purpose, temporary timing differences have been split into two categories: those which will reverse before the end of the period ending 31 December 2002 (here a 5.4 per cent rate is used to calculate the carrying value) and those which will reverse after this period (which continue to be taken into account at a 18 per cent rate). This calculation was also carried out in 1998, applying the tax rates then relevant. A significant positive effect comes from the upward revaluation of some of our deferred tax assets – when we first obtained a tax holiday in 1998, we took a conservative view on when these assets would crystallise and valued them at the reduced tax rate. Further analysis has shown that many of these deferred tax assets will only crystallise after 2002, so that they should be valued at 18 per cent – the current corporate tax rate. A detailed breakdown of the deferred tax balance can be found in note 22 to the financial statements.

Net Income

In 1999 a loss of HUF 0.5 bn was allocated to minority interest increasing consolidated net income. The comparative figure for 1998 was a profit of HUF 0.5 bn lowering net income. As a result of these items, Group's net profit attributable to shareholders decreased by 25 per cent from HUF 47.1 bn in 1998 to HUF 35.4 in 1999. Net income before restructuring charges and tax and other special items was HUF 65.3 bn in 1999 and HUF 45.8 bn in 1998.

The table below summarises the effect of the significant non-recurring items described in the foregoing text.

Cash Flow

In 1999 we were able to grow further and generate higher cash flows than in 1998. As tighter capital budgeting disciplines were enforced in 1999, capital expenditures and investments were HUF 110.3 bn, well below operating cash flow and in line with EBITDA. Companies included in consolidation in 1999 for the first time raised the amount of opening cash and cash equivalents by HUF 4.3 bn.

MOL's net cash provided by operating activities were HUF 142.9 bn and HUF 99.0 bn for 1999 and 1998 respectively representing a 44 per cent growth, within which a change in working capital needs increased the Group's funds by HUF 4.5 bn. Adjusted for the working capital change, cash flow grew by 16 per cent in 1999. Working capital increased by a HUF 30.5 bn increase in creditors and a HUF 11.5 bn in other short term liabilities, which exceeded growth in working capital needs stemming from a HUF 17.1 bn increase in debtors, a HUF 5.8 bn increase of inventories and a HUF 14.5 bn increase in other receivables. Corporate tax paid of HUF 8.4 bn decreased funds in 1999. Net cash used in investing activities reached HUF 116.0 bn. Net financing cash outflows amounted to HUF 18.2 bn.

Net cash used in investing activities was HUF 116.0 bn and HUF 112.6 bn for 1999 and 1998, respectively, primarily consisting of capital expenditures and exploration costs of HUF 110.3 bn and HUF 117.0 bn, as described in more detail under "Capital Expenditures", and the acquisition of a significant share in TVK Rt. that accounted for a HUF 15.6 bn use of resources. These expenditures were reduced by proceeds from the disposal of fixed assets and of investments by HUF 4.5 bn during the year.

Net cash provided by (used in) financing activities was a negative HUF 18.2 bn and a positive HUF 13.6 bn for 1999 and 1998, respectively. In 1999 long term borrowings were HUF 50.1 bn

Effect of Significant Non-recurring Items *(in HUF millions)*

	1998	1999
Adoption of Successful Efforts method of exploration accounting		
Effect on operating profit	3,664	(3,280)
Effect on income from associates	(5,918)	–
Other restructuring items affecting operating profit	**–**	**(23,594)**
Other special items affecting operating profit		
Provisions for headcount rationalisation*	(1,750)	–
Provisions for Yugoslavian receivables	–	(3,349)
Other special items affecting financial results		
Writedowns of investments	(995)	(2,412)
Capital gains achieved on the disposal of investments	6,977	-
Total impact before tax	**1,978**	**(32,635)**
Tax effect of the above items	(738)	1,785
Total impact after tax	**1,240**	**(30,850)**
Minority interest	–	978
Total impact on net income	**1,240**	**(29,872)**

* *In 1999, provisions for headcount rationalisation are included under restructuring charges.*

Cash Flow
(in HUF millions)

	1998	1999
Net cash provided by operating activities	**98,954**	**142,912**
of which movements in working capital	(20,705)	4,547
Net cash used in investing activities	(112,586)	(115,992)
Net cash provided by/(used in) financing activities	13,612	(18,163)
Net increase/(decrease) in cash equivalents	**(20)**	**8,757**

which significantly exceeded the Group's repayment of long term debt of HUF 38.7 bn. In respect of the 1998 financial year, the Company paid HUF 7.6 bn dividend in 1999. Cash totalled up to HUF 19.6 bn and HUF 10.8 bn for 1999 and 1998, respectively.

Financing Sources

The primary and main financing source is our internal cash generation. As a consequence, MOL's policy is to give priority to the efficiency of the receivables collection process and of the internal cash pooling of MOL Group. To meet seasonal changes in working capital requirement, the Group's policy is to use short term banking loans. In order to finance specific capital investment projects, the Group's policy is to use long-term banking loans matching in duration the expected pay-out time also taking into consideration the mitigation of risks.

For 1999 MOL's overall level of indebtedness remained within targets set by management and is consistent with comparable European oil and gas companies.

In the last month of 1999, special care has been devoted to the potential liquidity risk arising from the peculiar situation created by the transition into 2000 (Y2K). The Group's total debt outstanding at December 31, 1999 was HUF 186.7 bn, consisting of short-term debt (including the current portion of long-term debt) of HUF 11.9 bn and long-term debt of HUF 174.9 bn. Total long-term debt at December 31, 1999 consisted mainly of USD (76 per cent), a significant part was held in forints (22 per cent) while the remaining part (2 per cent) consisted of a DEM loan. Of the long-term debt, HUF 147.4 bn (84 percent) is repayable within five years. The composition of the long term debt was determined on a portfolio basis taking into account the actual currency exposure of the Group's activities.

Short-term debt decreased from HUF 16.8 bn at December 31, 1998 to HUF 11.9 bn at December 31, 1999, mainly due to a cautious financing policy because of the problem of year 2000 aiming to avoid draw-downs of short term facilities under the conditions of projected rise of interest rates and draining funds of banks. As at December 31, 1999, MOL had HUF 15.8 bn of unutilised short-term credit lines. The Group utilises its lines of credit to varying degrees based on seasonal financing requirements.

As at December 31, 1999 MOL had no available undrawn facilities in HUF only in EURO 67.2 mn and USD 279.3 mn. At the end of 1999 MOL signed an EURO 50 mn – multi-currency finance contract with 15-year maturity with the European Investment Bank (EIB). The aim of this facility, as for the similar EIB facility in the amount of EURO 125 mn signed in 1998, is to finance the residue upgrading project in the Duna Refinery and the modernisation and extension of the petrol station network.

In 1999 MOL's average cost of borrowing for its long-term debt including exchange losses on foreign currency debt was approximately 19.5 per cent (17.4 per cent in 1998).

Several loan agreements impose certain limitations, or requires the Company to maintain specified financial ratios, including indebtedness and debt service coverage ratios. MOL is currently in full compliance with all such covenants.

The Company expects to finance its capital expenditures primarily with internally generated funds; however, it may require substantial additional borrowing. Although no assurances can be given, based on the past willingness of banks to provide debt financing to the Group and its demonstrated ability to generate substantial cash flows, management believes that sufficient additional debt financing will be made available to it to the extent necessary to fund the currently contemplated expenditures.

Risk Management

MOL has obtained permission from the National Bank of Hungary to hedge on the domestic and international derivatives markets against fluctuations of the following: foreign currency interest rates; the price of crude oil, refined crude oil products, refinery margin and natural gas and foreign exchange rates. Having obtained this permission, the Company had the following transactions in 1999:

- In order to reduce the volatility of the imported natural gas price MOL hedged 12 per cent, 14 per cent and 4 per cent of the imported gas volumes through Panrusgaz for the first, second and third quarter respectively.
- In 1999 the Company began to reduce the refinery margin risk. In the third quarter 2 per cent and in the fourth 5 per cent of refining margin exposure was hedged.
- For the purpose of decreasing the fluctuations of product prices MOL hedged 5 per cent of its product basket volume in the last quarter.
- In 1998, Group began to reduce its interest rate exposure. These swap contracts expire between 2003 and 2008. The hedge ratio related to USD loans was 22 per cent in 1999.

The above described transactions resulted in an estimated net payout of HUF 2.3 bn out of which HUF 1.7 bn was related to the natural gas hedge transactions, reflecting the continuously low price levels of imported gas. Such hedging costs, at the same time, have been more than offset by gains in the physical business.

The Company has not engaged and does not intend to engage in speculative transactions.

Capital Expenditure Programs

Exploration and production segment's capital expenditure program focused on oil and gas exploration and development, the extension and improvement of pipeline assets and the expansion of natural gas storage facilities. The refining and marketing segment's capital expenditure program has focused on the residue upgrading project at the Duna Refinery, domestic modernisation and the regional and domestic expansion of its retail service station network and the maintenance and upgrading of its refineries' processing and information systems. The remaining projects have focused on environmental protection measures and various information technology and data transmission systems projects.

In 1999 the Company spent HUF 8.0 bn on international exploration and development projects (in 1998 HUF 9.0 bn). For domestic exploration projects the Group spent HUF 10.0 bn in 1999 (HUF 8.0 bn in 1998).

The Company is constructing an underground natural gas storage facility with a total capacity of 1.3 bn m³ at Zsana. Completion of the second phase is expected by 2000. In 1999 the Company spent HUF 5.4 bn (in 1998 HUF 8.8 bn) to maintain and increase its underground natural gas storage facilities.

At the end of 1999 MOL had majority stakes (ranging from 75 per cent to 100 per cent) in 9 gas infrastructure and distribution companies, and had interests between 50 per cent and 75 per cent in 3 gas infrastructure and distribution companies. In 1999 the Company invested HUF 0.6 bn in local gas distribution companies to enhance its position in the retail gas business (HUF 4.1 bn in 1998).

The Company plans to increase its natural gas transit business in neighbouring countries in the medium term and spent approximately HUF 5.2 bn in 1999 and HUF 2.2 bn in 1998 for such projects. MOL invested HUF 0.4 bn in 1999 and 0.11 bn in 1998 on power generation projects.

The Company spent HUF 0.2 bn on crude oil transit pipeline reconstruction in 1999 and HUF 0.6 bn in 1998. In addition HUF 4.6 bn and HUF 1.7 bn was spent in 1999 and 1998 respectively to maintain and partly reconstruct its natural gas and petroleum product pipeline network. HUF 0.7 bn was spent in 1999 (1998–HUF 0.2 bn) on growing the LPG business.

By the end of 1999 we had 57 filling stations outside Hungary, and during the year the Company spent approximately HUF 9.7 bn on its filling station network (out of which HUF 4.5 bn on regional expansion and the remaining HUF 5.2 bn on the domestic filling station modernisation program). In 1998 we spent HUF 16.6 bn on domestic and regional filling station programs.

MOL intends to continue to upgrade the Duna Refinery's control and management systems and to improve the product range and the refinery's flexibility. By the end of 1999 we had spent approximately HUF 26.8 bn, including HUF 19.4 bn on the delayed coker and hydrogen plant and HUF 1.8 bn on management and control systems, and HUF 5.6 bn on other refinery plants. In 1998 HUF 4.1 bn was spent on refining investments. The Company spent HUF 11.5 bn (HUF 5.7 bn on refining and marketing and HUF 5.0 bn on exploration and production) on ongoing maintenance investment and HUF 2.2 bn on smaller projects in 1999. During the year the Company invested HUF 3.4 bn in directly environmentally related measures and concentrated heavily on the development of information technology, corporate services and functional areas, where it had a HUF 6.9 bn cost in 1999 arising from such projects, while it had expenditures of HUF 5.2 bn in 1998.

Environmental Matters

In 1999 we conducted the second environmental audit in MOL's history involving independent international auditors. The goal of the audit was to update our liabilities discovered five years ago and identify the tasks that have emerged in the meantime, now also covering subsidiaries in the MOL Group. This was the first time when such liabilities have been identified in members of the Group. There are detailed sections in the audit report presenting the actions to be performed by the Group and the cost incurred with the purpose that MOL can avoid causing any damage to the environment and reduce levels of pollution. MOL is continuously monitoring and controlling the material flows emitted into the environment and their volumes, and provides relevant and adequate information to the environmental authorities and the parties concerned.

A corporate HSE unit was set up in September 1997, with responsibilities for health, safety and environmental actions on corporate level, as well as for professional co-ordination among business units, and it ensures representation towards external partners. Operations have been further expanded to embrace quality management issues.

To reduce environmental load the company spent a total HUF 10.8 bn in 1999 while the corresponding amount in 1998 was HUF 8.3 bn. As a result of product quality developments we could stop producing and selling leaded gasoline grades in Hungary as of April 1999 and our company is able to produce motor fuels fully in compliance with the relevant new EU directives from 2000. We continued to implement the noise reduction program in the gas transfer stations as well as implementing environmental projects related to construction and reconstruction of MOL 2000 filling stations and installing internal floating roofs for motor gasoline storage tanks. These initiatives have resulted in further reduction in hydrocarbon emission levels. MOL spent HUF 2.9 bn for operations, primarily to clean up groundwater polluted with hydrocarbons, and decontamination of hazardous waste materials produced in mid-year as well as other pollution mitigating actions. MOL still has some environmental liabilities inherited from the past, and will have to spend nearly HUF 25.7 bn according to the 1999 audit. MOL has generated a provision for this liability in compliance with international accounting standards. CAPEX needs for

Capital Expenditures *(in HUF millions)*

	1998	1999
Exploration and Production	43,180	35,403
Refining and Marketing	39,246	50,851
Corporate and other	5,790	7,040
Total	**88,216**	**93,294**

meeting environmental liabilities keep on changing year by year, as it reflects the balance between liabilities fulfilled, new liabilities arising from change in laws, and the inflation effects. MOL spent in 1999 HUF 4 bn to comply with environmental liabilities. Management believes that the provisions generated will ensure MOL's compliance with all regulations, to the extent cost implications of such actions can be reasonably measured.

Litigation

The court rendered no resolution in the lawsuit initiated against MOL in connection with the ownership of the shares held by MOL in Nitrogénművek Rt. in 1996. The subject matter of the lawsuit is, inter alia, MOL's 9 per cent shareholding in Nitrogénművek Rt. In July 1998, the Trans Tisza Gas Distribution Company (TIGÁZ Rt.) initiated two lawsuits against a number of local municipalities and MOL as defendants requesting the court to declare the relevant business share assignment agreements invalid. The values of the subject matters are HUF 295 mn and HUF 947 mn, respectively. The first lawsuit (HUF 295 mn) was terminated without rendering a judgement because of the suspension of the proceeding. In the other lawsuit (HUF 947 mn), the Court of Borsod-Abaúj-Zemplén County rejected the claim of TIGÁZ Rt. which has appealed against the decision to the Supreme Court. The Hungarian Customs Authority (VPOP) directed MOL to pay a total amount of HUF 380 mn as customs, customs penalties, duties and excise tax in connection with the leasing of tankers in foreign ownership in its resolution dated April 21, 1997. MOL initiated a lawsuit against the resolution and the Supreme Court in its final and binding judgement in the second instance rendered the resolution of the Hungarian Customs Authority invalid. In 1997, INHIBITOR Kft. lodged a lawsuit against MOL claiming HUF 150 mn as penalty and dues because of the delayed performance of a supply agreement by MOL. The Budapest Municipal Court rejected the claim against MOL. The Supreme Court as the court of appeal invalidated the judgement of the first instance and ordered the Budapest Municipal Court for a new procedure. Based on a tax audit pursued by MOL on September 3, 1998 the Customs Office No. 18 obliged MOL to pay a total amount of HUF 430 mn as tax deficit, its interests due as well as tax penalty for default because of the application of improper customs tariff categories for products. MOL appealed against the resolution. The public administration procedure is pending in the second instance. Currently there are about 200 lawsuits pending against MOL with a total amount of approximately HUF 400 mn. Save for the above-described procedures the highest value of a single subject matter amounts to HUF 53 mn.

Year 2000 transition

We successfully managed the transition to the year 2000 and the Y2K issue was solved without any problems in MOL. We planned a budget of HUF 2.2 bn and we used up HUF 1.9 bn.



ARTHURANDERSEN

MOL Magyar Olaj- és Gázipari Rt. and subsidiaries

Consolidated Financial Statements as of 31 December 1999 and 1998
prepared in accordance with International Accounting Standards
together with the Independent Auditors' Report



ARTHURANDERSEN

Independent Auditors' Report

To the Shareholders of MOL Magyar Olaj- és Gázipari Rt.:

We have audited the accompanying consolidated balance sheet of MOL Magyar Olaj- és Gázipari Rt. and its subsidiaries ("the Company") as of 31 December 1999 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These consolidated financial statements are prepared in accordance with International Accounting Standards and are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

The consolidated financial statements of the Company for the year ended 31 December 1998 were audited by other auditors whose report dated 30 March 1999 expressed an unqualified opinion on those consolidated financial statements. The opinion of such auditors, however, does not cover the restatement of those consolidated statements for retrospective changes in accounting policies and adoption of new International Accounting Standards as discussed in Note 2 of the accompanying consolidated financial statements.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above give a true and fair view of the consolidated financial position of MOL Magyar Olaj- és Gázipari Rt. and its subsidiaries as of 31 December 1999 and of the consolidated results of their operations and their cash flows for the year then ended in accordance with International Accounting Standards.

We have also audited the adjustments described in Note 2 that were applied to restate the 1998 financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

Arthur Andersen

ARTHUR ANDERSEN Kft.

Budapest, Hungary
22 March 2000

Consolidated Balance Sheets

31 December 1999 and 1998

	Notes	1999	1998 restated
		HUF millions	HUF millions
Assets			
Non-current assets			
Intangible assets	3	8,416	7,467
Property, plant and equipment, net	4	426,021	347,090
Investments	5	35,130	26,870
Deferred tax asset	22	12,936	7,151
Other non-current assets	6	2,935	4,675
Total non-current assets		**485,438**	**393,253**
Current assets			
Inventories	7	98,605	92,964
Trade receivables, net	8	100,011	81,028
Marketable securities	9	6,696	3,442
Other current assets	10	32,566	26,158
Cash and cash equivalents	11	19,567	10,810
Total current assets		**257,445**	**214,402**
Total assets		**742,883**	**607,655**
Liabilities and shareholders' equity			
Shareholders' equity			
Share capital	12	97,911	97,607
Reserves	13	230,388	191,921
Net income for the year		35,417	47,051
Total shareholders' equity		**363,716**	**336,579**
Minority interest		**6,262**	**6,417**
Non-current liabilities			
Long-term debt, net of current portion	14	174,877	133,874
Provisions for liabilities and charges	15	39,608	29,450
Other non-current liabilities		2,378	-
Total non-current liabilities		**216,863**	**163,324**
Current liabilities			
Trade and other payables	16	133,215	80,388
Provisions for liabilities and charges	15	10,970	4,139
Short-term debt	17	1,745	13,702
Current portion of long-term debt	14	10,112	3,106
Total current liabilities		**156,042**	**101,335**
Total liabilities and shareholders' equity		**742,883**	**607,655**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

31 December 1999 and 1998

	Notes	1999	1998 restated
		HUF millions	HUF millions
Net sales	18	742,648	634,214
Other operating income		6,752	4,221
Total operating revenues	**2 xxvi)**	**749,400**	**638,435**
Raw materials and consumables used		508,850	432,302
Personnel expenses	19	63,618	54,665
Depreciation, depletion, amortisation and impairment		61,233	40,780
Other operating expenses	20	85,815	61,227
Change in inventories of finished goods and work in progress		(2,890)	(1,492)
Work performed by the enterprise and capitalised		(23,140)	(23,339)
Total operating expenses		**693,486**	**564,143**
Operating profit		**55,914**	**74,292**
Financial expense, net	21	22,277	10,376
(Income)/loss from associates		(850)	5,563
Profit before tax		**34,487**	**58,353**
Income tax expense/(benefit)	22	(426)	10,788
Profit after tax		**34,913**	**47,565**
Minority interest		504	(514)
Net income		**35,417**	**47,051**
Basic and diluted earnings per share (HUF)	**23**	**362**	**482**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

31 December 1999 and 1998

	Notes	Share capital	Reserves	Net income	Total
		HUF millions	HUF millions	HUF millions	HUF millions
Balance 31 December 1997 as previously stated		**97,489**	**143,827**	**22,760**	**264,076**
Reclassification of dividends		-	-	7,805	7,805
Appropriation of 1997 net income		-	30,565	(30,565)	-
Balance 1 January 1998 – restated		**97,489**	**174,392**	**-**	**271,881**
Introduction of IAS 37	*2 ii)*				
Environmental liabilities		-	10,815	-	10,815
Field operation suspension liabilities		-	16,917	-	16,917
Maintenance accrual		-	5,306	-	5,306
Changes in accounting policies	*2 iii)*				
Conversion to successful efforts method of accounting – domestic		-	(412)	-	(412)
Conversion to successful efforts method of accounting – foreign		-	(3,066)	-	(3,066)
Capitalisation of exchange losses		-	1,606	-	1,606
Deferred tax relating to the above restatements		-	(3,300)	-	(3,300)
Balance 1 January 1998 – restated		**97,489**	**202,258**	**-**	**299,747**
Dividend approved		-	(7,805)		(7,805)
Net sale of treasury shares		118	(1,090)	-	(972)
Exchange difference arising on consolidation of foreign subsidiaries		-	(1,442)	-	(1,442)
Net income		-	-	47,051	47,051
Balance 31 December 1998 – restated		**97,607**	**191,921**	**47,051**	**336,579**
Appropriation of 1998 net income		-	47,051	(47,051)	-
Dividend approved		-	(8,785)	-	(8,785)
Net sale of treasury shares		304	201	-	505
Net income		-	-	35,417	35,417
Balance 31 December 1999		**97,911**	**230,388**	**35,417**	**363,716**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

31 December 1999 and 1998

	Notes	1999	1998 restated
		HUF millions	HUF millions
Net cash provided by operating activities	**26a**	**142,912**	**98,954**
Capital expenditures and exploration costs		(110,325)	(117,007)
Proceeds from disposals of fixed assets		2,847	1,428
Net cash inflow/(outflow) on purchase of subsidiary undertaking	26b	(1,605)	-
Net cash inflow on newly consolidated subsidiaries		4,296	-
Acquisition of other investments		(22,103)	(14,214)
Proceeds from disposal of investments		1,660	9,992
Changes in loans and long-term bank deposits		58	(794)
Changes in short-term investments		125	(429)
Interest received and other financial income		7,986	7,536
Dividend received		1,069	902
Net cash used in investing activities		**(115,992)**	**(112,586)**
Issuance/(repayments) of bonds		-	(52)
Issuance of long-term debt	26c	50,101	118,953
Repayments of other long-term debt		(38,686)	(79,458)
Changes in short-term debt		(8,680)	(6,950)
Interest paid and other financial costs		(13,816)	(9,944)
Dividends paid to shareholders		(7,554)	(7,667)
Dividends paid to minority interest		(32)	(297)
Net sale/(repurchase) of treasury shares		504	(973)
Net cash provided/(used) in financing activities		**(18,163)**	**13,612**
Net increase/(decrease) in cash		**8,757**	**(20)**
Cash at the beginning of the year		10,810	12,271
Exchange difference arising on consolidation of foreign subsidiaries		-	(1,441)
Cash at the end of the year		19,567	10,810

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements Prepared in Accordance with International Accounting Standards

31 December 1999 and 1998

1) General

MOL Magyar Olaj- és Gázipari Rt. (hereinafter referred to as MOL or the parent company) was incorporated on 1 October 1991 on the transformation of its legal predecessor, the Országos Kőolaj- és Gázipari Tröszt (OKGT). In accordance with the law on the transformation of unincorporated state-owned enterprises, the assets and liabilities of OKGT were revalued as at that date. MOL and its subsidiaries (hereinafter referred to as the Group or MOL Group) are involved in the exploration and production of crude oil, natural gas and other gas products, refining, transportation and storage of crude oil and natural gas and wholesale and retail marketing of crude oil products and natural gas. The average number of the employees in the group was 20,576 in 1999 and 20,719 in 1998. The registered office address of the Company is Október huszonharmadika u. 18, Budapest, Hungary.

The shares of the Company are listed on the Budapest Stock Exchange. Global Depositary Receipts (GDRs) are listed on the Luxembourg Stock Exchange and are quoted on the SEAQ International in London and other over the counter markets in New York, Berlin and Munich.

2) Summary of Significant Accounting Policies

i) Basis of Preparation

MOL prepares its statutory financial statements in accordance with the requirements of the accounting regulations contained in Law XVIII of 1991 on Accounting, as modified (HAS). Some of the accounting principles prescribed in this law differ from International Accounting Standards (IAS). The accompanying consolidated financial statements presented here have been prepared in accordance with the standards formulated by the International Accounting Standards Committee (IASC). A reconciliation between the shareholders' equity and the net income of MOL reported on an unconsolidated basis, under HAS and those reported in the accompanying consolidated financial statements is included at Note 28.

For the purposes of the application of the Historical Cost Convention, the accompanying consolidated financial statements treat MOL as having come into existence as of 1 October 1991, at the carrying values of assets and liabilities determined at that date, subject to the IAS adjustments.

The financial year is the same as the calendar year.

ii) Earlier Adoption of International Accounting Standards

The following standards

- IAS 16 (revised 1998), Property, Plant and Equipment,
- IAS 22 (revised 1998) Business Combinations,
- IAS 28 (revised 1998) Accounting for investments in Associates,
- IAS 31 (revised 1998) Financial Reporting of Interests in Joint Ventures,
- IAS 36 Impairment of Assets,
- IAS 37 Provisions, Contingent Liabilities and Contingent Assets,
- IAS 38 Intangible Assets

have been adopted prior to their effective date as encouraged by IASC.

Earlier adoption of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, resulted in a reduction in the balance of the respective liabilities. This reduction arises from the elimination of certain potential liabilities previously provided for from the scope of provisioning, in line with the stricter provision definition criteria of IAS 37, and from the introduction of discounting for liabilities expected to crystallise over an extended period. The adjustments resulting from the adoption of IAS 37 were recorded against the opening reserves as of 1 January 1998 and resulted in an increase in the reserves balance by HUF 33,038 million as of that date, prior to taxes. See the accompanying consolidated statement of changes in shareholders' equity for further information. Early adoption of IAS 22, Business combinations resulted in reclassifications made in the accompanying consolidated 1998 financial statements as described below. Early adoption of other standards did not result in adjustments to the accompanying consolidated 1998 financial statements.

iii) Changes in Accounting Policies

Borrowing Costs

During 1999 the Group changed its accounting policy with respect to capitalising borrowing costs. Previously, borrowing costs directly attributable to the acquisition, construction or production of the qualifying assets were capitalised, but foreign exchange losses incurred on borrowing these funds were not treated as part of borrowing costs. Under the new accounting policy, which is applied retrospectively, borrowing costs include exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs. This change ensures that the cost of the assets is assessed on a comparable basis, irrespective of the currency in which the funding is raised. The accompanying consolidated financial statements for 1998 have been restated to conform with the changed policy. The effect of the change is an increase of profit before tax of HUF 5,750 million for 1999 and HUF 1,717 million for 1998. The adjustments resulting from the change in accounting policies regarding borrowing costs were recorded against opening reserves as of 1 January 1998 and resulted in an increase in the reserves balance by HUF 1,606 million as of that date, prior to taxes.

Conversion to the Successful Efforts Method of Accounting for Exploration and Development Costs

During 1999 the Group changed its accounting policy with respect to exploration and development costs of oil and gas reserves to the successful efforts method of accounting. Previously all domestic exploration costs were charged to expense as incurred and all development costs for wells, production facilities and pre-production costs were capitalised. Exploration and development costs incurred outside Hungary were accounted for in accordance with the full cost method, with each country being treated as a full cost center. The change in the accounting policy, which is applied retrospectively, was made to improve comparability of the financial statements with the financial statements of other companies in the industry and to ensure consistency within the Group. The accompanying consolidated financial statements for 1998 have been restated to conform with the changed policy (see further information below). The effect of the change is a decrease of profit before tax of HUF 3,280 million for 1999 and HUF 2,254 million for 1998. The adjustments resulting from the change in accounting policies regarding conversion to the succesful efforts method of accounting were recorded against opening reserves as of 1 January 1998 and resulted in a decrease in the reserves balance by HUF 3,478 million as of that date, prior to taxes.

The foreign exploration and production subsidiaries of the Group were previously excluded from consolidation on the grounds of immateriality. The effect of the change in accounting policy for 1998 described in previous paragraph is therefore presented in income from associated companies in the accompanying restated 1998 consolidated statement for operations. The decrease in capitalised exploration costs is presented as a reduction of non-current investments in the accompanying restated 1998 consolidated balance sheet.

Presentation of Dividends

During the year the Group changed its accounting policy regarding the presentation of dividends. Previously the consolidated financial statements included the effect of dividends proposed but not approved at year-end. The new policy is to record dividends in the year they are approved by shareholders. Details of currently proposed dividends are disclosed in Note 13. Comparative information has been restated to conform with the current year presentation.

iv) Changes in the Presentation and Classification of Items in the Consolidated Financial Statements

Following new presentation rules under IAS 22 (revised 1998) Business Combinations, negative goodwill is presented as a deduction from the assets in the same balance sheet classification as goodwill, i.e. among intangible assets.

As discussed earlier in this Note, foreign exploration and production subsidiaries previously excluded from consolidation which were effected by the change in accounting for oil and gas exploration and development costs were retrospectively accounted for under the equity method for 1998. These entities are fully consolidated in 1999.

As discussed in section vi) of this Note and in Note 5, other subsidiaries, which were in 1998 excluded from the consolidation on the grounds of immateriality to the Group, are fully consolidated in 1999. Previously reported balances have not been adjusted or restated with respect to these entities.

Certain other minor reclassification of prior year balances has been made to conform with current year presentation.

v) Reporting Currency

The reporting currency of the Group is the Hungarian Forint.

vi) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of MOL and the subsidiaries that it controls. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50 per cent of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. The equity and the net income attributable to minority shareholders' interest are shown separately in the accompanying consolidated balance sheets and the accompanying consolidated statements of operations, respectively.

The purchase method of accounting is used for acquired businesses. Companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or to the date of disposal.

Investments in associated companies (generally investments of between 20 per cent to 50 per cent in a company's equity) where a significant influence is exercised by the Company are accounted for by using the equity method. An assessment of investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognised in prior years no longer exist.

All other investments held on a long-term basis are valued at cost less any impairment in value.

Intercompany balances and transactions, including intercompany profits and unrealised profits and losses are eliminated. The accompanying consolidated financial statements are prepared using uniform accounting policies of like transactions and other events in similar circumstances.

In prior years certain immaterial subsidiaries have not been consolidated. As of 1 January 1999 several subsidiaries became fully consolidated since their operations became more significant. These subsidiaries have been treated as newly acquired businesses for the purpose of consolidation. Further subsidiaries remained unconsolidated as of 31 December 1999. These have been presented at cost less any impairment in value in the accompanying consolidated financial statements. The impact of not consolidating all subsidiaries in 1999 is not material (See also Note 5).

vii) Cash and Cash Equivalents

Cash includes cash on hand and cash with banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturity of three months or less and that are subject to an insignificant risk of change in value.

viii) Trade Receivables

Receivables are stated at face value less provision for doubtful accounts.

ix) Marketable Securities

Marketable securities consist of investments in securities that are traded in liquid markets, are held for the purpose of investing in liquid funds and are not generally intended to be retained on a long-term basis. Marketable securities are stated at the lower of aggregate cost and market value. Adjustments in valuation are included in the accompanying consolidated statement of operations. Interest received on trading securities is reported as interest income, while dividend income is reported as dividend income. On a disposal of an investment, the difference between the net disposal proceeds and the carrying amount is included in the accompanying consolidated statement of operations.

x) Financial Instruments

Financial assets and financial liabilities carried on the accompanying consolidated balance sheet include cash and cash equivalent, marketable securities, trade and other accounts receivable and payable, long-term receivables, loans, borrowings, investments, and bonds receivable and payable. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies found in this Note.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains, and losses relating to a financial instrument classified as a liability, are reported as expense or income as incurred. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Company has a legally enforceable right to offset and intends to settle either on a net basis or to realise the asset and settle the liability simultaneously.

xi) Derivatives

The Group operates internationally, giving rise to significant exposure to market risks from changes in commodity prices, interest and foreign exchange rates. The Group uses derivative financial instruments to mitigate those risks.

The Group uses

- interest rate swaps to protect against floating borrowing rate risk to fix rate,
- refinery margin swaps to reduce the exposure to risks relating to crude oil and crude oil product prices, and
- crude oil and natural gas price swaps to reduce the price risks of the underlying purchase transactions.

All derivative instruments are treated as hedges. Gains and losses on these instruments are recognised on an accrual basis to match the gains or losses on the related hedged items and are recorded in the accompanying consolidated statement of operations as an adjustment to the expense or income caption related to the underlying transaction.

xii) Inventories

Inventories, including work-in-process are valued at the lower of cost and net realisable value, after provision for slow-moving and obsolete items. Net realisable value is the selling price in the ordinary course of business, less the costs of completion, marketing and distribution. Cost is determined primarily on the basis of weighted average cost, while gas inventory is valued by first-in-first-out method. The acquisition cost of own produced inventory consists of direct materials, direct wages and the appropriate portion of production overhead expenses. Unrealisable inventory is fully written off.

xiii) Property, Plant and Equipment

Property, plant and equipment are stated at the lower of historical cost (or the carrying value of the assets determined as of 31 October 1991 – see i) above) less accumulated depreciation, depletion and amortisation and accumulated impairment loss. When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the accompanying consolidated statement of operations.

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use, such as borrowing costs. Expenditures incurred after the fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the period in which the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalised as an additional cost of property, plant and equipment.

Construction in progress represents plant and properties under construction and is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Construction-in-progress is not depreciated until such time as the relevant assets are completed and put into operational use.

See also the policy regarding Exploration and Development Costs of Oil and Gas Reserves in xvii) below.

xiv) Intangible Assets

Intangible assets are measured initially at cost. Intangible assets are recognised if it is probable that the future economic benefits that are attributable to the asset will flow to the enterprise; and the cost of the asset can be measured reliably. After initial recognition, intangible assets are measured at cost less accumulated amortisation and any accumulated impairment losses. Intangible assets are amortised on a straight line basis over the best estimate of their useful lives. The amortisation period and the amortisation method are reviewed annually at each financial year-end. See also the policy regarding Exploration and Development Costs of Oil and Gas Reserves in xvii) below.

xv) Depreciation, Depletion and Amortisation

Depreciation is computed on a straight-line basis over the following rates:

Buildings	4.0 – 20.0%
Refineries and chemicals manufacturing plants	14.5 – 33.0%
Gas and oil storage and transmission equipment	4.0 – 14.5%
Filling stations	4.0 – 33.0%
Telecommunication and automatisation equipment	10.0 – 33.0%

Depletion and depreciation of production installations and transport systems for oil and gas is calculated for each individual plant or plant-dedicated transport system using the unit of production method, based on proved, commercially recoverable reserves. Recoverable reserves are reviewed on an annual basis. Ordinary depreciation of transport systems used by several fields and of other assets is calculated on the basis of the expected useful life, using the straight-line method. Amortisation of leasehold improvements is provided using the straight-line method over the term of the respective lease or the useful life of the asset, whichever period is less.

The useful life and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

xvi) Impairment of Assets

Property, plant and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised in income for items of property, plant and equipment and intangibles carried at cost and treated as a revaluation decrease. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if this is not practicable, for the cash-generating unit.

xvii) Exploration and Development Costs of Oil and Gas Reserves

Exploration and development costs are accounted for in accordance with the successful efforts method. Exploration and appraisal drilling expenditure is initially capitalised as intangible assets. When proved reserves of oil and gas are determined and development is approved, the relevant expenditure is transferred to tangible production assets. Unproved properties are assessed regularly and any impairment in value is recognised. Exploration costs other than the costs of drilling exploratory wells are expensed as incurred. Unsuccessful exploratory wells are expensed when determined to be non-productive. Geological and geophysical exploration costs are charged against income as incurred.

xviii) Goodwill

The excess of the cost of an acquisition over the Company's interest in the fair value of the net identifiable assets acquired as at the date of the exchange transaction is recorded as goodwill and recognised as an asset in the accompanying consolidated balance sheet. Goodwill is carried at cost less accumulated amortisation and accumulated impairment losses.

Goodwill is amortised to income on a systematic basis over the weighted average estimated useful life of the identifiable acquired depreciable assets. The amortisation period is determined on a case by case basis and is generally between 5 and 20 years. The unamortized balances are reviewed at each balance sheet date to assess the probability of continuing future benefits. If there is an indication that goodwill may be impaired, the recoverable amount is determined for the cash-generating unit to which the goodwill belongs. If the carrying amount is more than the recoverable amount, an impairment loss is recognised.

xix) Negative Goodwill

Negative goodwill is recognised in the accompanying consolidated statement of operations as follows:

- to the extent that negative goodwill relates to expected future losses and expenses that are identified in the Company's plan for the acquisition and can be measured reliably, that portion of negative goodwill is recognised as income when the future losses and expenses are recognised.
- the amount of negative goodwill not exceeding the fair values of acquired identifiable non-monetary assets is recognised as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets.
- the amount of negative goodwill in excess of the fair values of acquired identifiable non-monetary assets is recognised as income immediately.

xx) Provisions

A provision is recognised when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. The amount of the provision is the present value of the expenditures expected to be required to settle the obligation, determined using the estimated risk free interest rate as discount rate. The reversal of such discounting in each year is recognised as an interest income. Where discounting is used, the carrying amount of provision increases in each period to reflect the passage of time. This increase is recognised as interest expense.

Provision for Redundancy

The employees of the Group are eligible, immediately upon termination, for redundancy payment pursuant to the Hungarian law and the terms of the Collective Agreement between MOL and its employees. The amount of such a liability is recorded as a provision in the accompanying consolidated balance sheet when the workforce reduction program is defined and the conditions for its implementation are met.

Provision for Environmental Expenditures

Environmental expenditures that relate to current or future revenues are expensed or capitalised as appropriate. Immediate provision is made for expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future earnings in order to recognise the cost in the year when they are identified. Measurement of liabilities is based on current legal requirement and existing technology. Provision for environmental contingency is established when it becomes probable or certain that a liability has been incurred and the amount can be reasonably estimated.

Provision for Field Operation Suspension Liabilities

The Company records provision for the present value of the estimated future cost of abandonment of oil and gas production facilities following the termination of production. The estimate is based upon current legislative requirements, technology and price level. Cost of abandonment is capitalised as part of the cost of the related oil and gas property and is depreciated using the unit of production method.

xxi) Reserves

Reserves shown in the accompanying consolidated financial statements do not represent the distributable reserves for dividend purposes. Reserves for dividend purposes are determined based on the unconsolidated HAS statutory earnings of MOL.

xxii) Treasury Shares

The nominal value of treasury shares held is deducted from registered share capital. Any difference between the nominal value and the acquisition price of treasury shares, together with any gains or losses on transactions therein, are recorded directly to reserves.

xxiii) Earnings Per Share

The calculation of basic earnings per share is based on the profit attributable to ordinary shareholders using the weighted average number of shares outstanding during the year after deduction of treasury shares. There were not any significant items in 1999 or 1998 that would dilute the earnings per share.

xxiv) Foreign Currency Transactions

Foreign currency transactions are recorded in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency at the date of the transaction. Exchange rate differences arising on the settlement of monetary items at rates different from those at which they were initially recorded during the periods are recognised in the consolidated statement of operations in the period in which they arise.

xxv) Foreign Operations

The Company has marketing and distribution subsidiaries in countries around Hungary. Further it has subsidiaries in African and Middle-East countries where exploration activities are pursued. These subsidiaries are considered as integral to the operations of the Company. The translation principles are applied as if the transactions of the foreign operations had been those of the Company: in the accompanying consolidated balance sheet foreign currency monetary items are translated using the closing rate, non-monetary items are translated using the historical rate as of the date of acquisition. Income and expense items are translated at the exchange rates ruling on the dates of the transactions. Resulting exchange differences are recognised in the accompanying consolidated statement of operations in the period in which they arise.

xxvi) Revenue Recognition

Revenue is recognised when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of the revenue can be measured reliably. Sales are recognised net of sales taxes and discounts when delivery of goods or rendering of the service has taken place and transfer of risks and rewards has been completed. In particular, natural gas sales are recognised on the basis of gas delivered calculated at the regulated prices in force at the time when the sale was made. Regulated prices are determined partially on the basis of projected sales and expenses and differences between actual and projected figures are adjusted in subsequent regulatory periods. In addition, the timing and extent of acknowledgement of costs in the rate setting process may not be exactly the same as in the statutory or IAS financial statements of the Company. No costs or revenues have been accrued or deferred in the accompanying consolidated financial statements related to this difference.

Interest is recognised on a time-proportionate basis that reflects the effective yield on the asset. Dividends are recognised when the shareholder's right to receive payment is established.

xxvii) Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised. Capitalisation of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalised until the assets are ready for their intended use. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including exchange differences arising from foreign currency borrowings used to finance these projects to the extent that they are regarded as an adjustment to interest costs.

xxviii) Income Taxes

The income tax charge consists of current and deferred taxes. Deferred taxes are calculated using the balance sheet liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the enterprise expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets are recognised when it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilised. At each balance sheet date, the Company re-assesses unrecognised deferred tax assets and the carrying amount of deferred tax assets. The enterprise recognises a previously unrecognised deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. The Company conversely reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilised.

Current tax and deferred tax are charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity, including an adjustment to the opening balance of reserves resulting from a change in accounting policy that is applied retrospectively.
A deferred tax liability is recognised for all taxable temporary differences.

xxix) Segmental Disclosure

For management purposes the Group is organised into two major operating business units. The business units are the basis upon which the Group reports its primary segment information. Financial information on business and geographical segments is presented in Note 27.

xxx) Contingencies

Contingent liabilities are not recognised in the accompanying consolidated financial statements. They are disclosed in the Notes unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognised in the accompanying consolidated financial statements but disclosed when an inflow of economic benefits is probable.

3) Intangible Assets

	Rights	Software	Exploration Cost	Goodwill	Negative Goodwill	Total
	HUF millions	HUF millions	HUF millions	HUF millions	HUF millions	HUF millions
Gross book value						
Opening balance as of 1 January 1998	953	5,343	9,400	264	(5,214)	10,746
Closing balance as of 31 December 1998	906	7,477	6,972	2,794	(6,079)	12,070
Accumulated depreciation, depletion, amortisation and impairment						
Opening balance as of 1 January 1998	479	3,390	64	6	(411)	3,528
Closing balance as of 31 December 1998	436	4,215	84	524	(656)	4,603
Net book value 31 December 1998	**470**	**3,262**	**6,888**	**2,270**	**(5,423)**	**7,467**
Gross book value						
Increase due to additional companies consolidated	162	71	4,919	-	-	5,152
Opening balance as of 1 January 1999	1,068	7,548	11,891	2,794	(6,079)	17,222
Additions	412	2,191	3,228	1,280	(2,345)	4,766
Disposals and transfers	(17)	-	(8,462)	(331)	2,872	(5,938)
Closing balance as of 31 December 1999	1,463	9,739	6,657	3,743	(5,552)	16,050
Accumulated depreciation, depletion, amortisation and impairment						
Increase due to additional companies consolidated	(13)	2	-	-	-	(11)
Opening balance as of 1 January 1999	423	4,217	84	524	(656)	4,592
Additions	116	1,486	42	187	(189)	1,642
Disposals	(4)	(136)	(29)	-	-	(169)
Impairment	-	-	1,569	-	-	1,569
Closing balance as of 31 December 1999	535	5,567	1,666	711	(845)	7,634
Net book value 31 December 1999	**928**	**4,172**	**4,991**	**3,032**	**(4,707)**	**8,416**

Impairment

During 1999 impairment losses of HUF 1,569 million were recognised in relation to capitalised oil exploration expenses in Syria and Yemen.

Exploration Expenses

In addition to the capitalised exploration expenses shown in the above table HUF 13,231 million and HUF 14,186 million of exploration expense was incurred in 1999 and 1998, respectively, which was charged in the accompanying consolidated statement of operations as incurred. The amounts are charged to various operating cost captions of the accompanying consolidated statements of operations.

4) Property, Plant and Equipment

	Land and Building	Machinery and Equipment	Other Equipment	Construction in Progress	Total
	HUF millions	HUF millions	HUF millions	HUF millions	HUF millions
Gross book value					
Opening balance as of 1 January 1998	266,674	144,007	25,730	30,206	466,617
Closing balance as of 31 December 1998	309,957	171,598	34,016	39,403	554,974
Accumulated depreciation, depletion, amortisation and impairment					
Opening balance as of 1 January 1998	77,283	83,182	11,464	-	171,929
Closing balance as of 31 December 1998	94,180	97,702	16,002	-	207,884
Net book value 31 December 1998	**215,777**	**73,896**	**18,014**	**39,403**	**347,090**
Gross book value					
Increase due to additional companies consolidated	16,336	31,562	1,807	736	50,441
Opening balance as of 1 January 1999	326,293	203,160	35,823	40,139	605,415
Additions	44,970	39,297	8,411	112,742	
Disposals and transfers	-	(3,946)	(3,780)	(98,660)	
Closing balance as of 31 December 1998	371,263	238,511	40,454	54,221	704,449
Accumulated depreciation, depletion, amortisation and impairment					
Increase due to additional companies consolidated	11,312	8,201	154	-	19,667
Opening balance as of 1 January 1999	105,492	105,903	16,156	-	227,551
Additions	21,135	22,501	7,041	1,738	52,415
Disposals	(679)	(3,526)	(1,233)	(1,707)	(7,145)
Impairment	1,603	4,004	-	-	5,607
Closing balance as of 31 December 1999	127,551	128,882	21,964	31	278,428
Net book value 31 December 1999	**243,712**	**109,629**	**18,490**	**54,190**	**426,021**

Fully Depreciated Property Plant and Equipment

The gross carrying amounts of certain property, plant and equipment items of HUF 67,929 million and HUF 57,224 million are fully depreciated, as of 31 December 1999 and 1998, respectively, but these items are still in active use.

Borrowing Costs

Property, plant and equipment includes borrowing costs incurred in connection with the construction of certain assets. Borrowing costs capitalised as property, plant and equipment amounted to HUF 8,794 million and HUF 3,167 million in 1999 and 1998, respectively.

Impairment

During 1999 impairment losses of HUF 5,607 million were recognised with respect to tangible fixed assets (HUF 977 million out of this amount relates to minority shareholders). The main asset categories concerned are as follows:

Zala refinery and certain logistics assets	HUF 2,408 million
Gas distribution assets	HUF 1,603 million
Oil production assets (Tunisia)	HUF 1,596 million

5) Investments

	1999 HUF millions	1998 HUF millions
i) Investments in consolidated companies	-	-
ii) Investments in associated companies	10,386	11,557
iii) Investments in other companies	24,744	15,313
Total	**35,130**	**26,870**

i) Investments in Consolidated Companies

Company name	Country	Main activities	Ownership 1999	Ownership 1998
Upstream				
Balatongáz Kft.	Hungary	Natural gas distribution, gas-utility development and management	75%	75%
Bihari Közmű Kft.	Hungary	Natural gas distribution, gas-utility development and management	93%	93%
Börzsönygáz Kft.	Hungary	Natural gas distribution, gas-utility development and management	merged into MOL Gáz	100%
Délborsodi Gázközmű Kft.	Hungary	Natural gas distribution, gas-utility development and management	98%	98%
Felső Szabolcs Gáz Kft.	Hungary	Natural gas distribution, gas-utility development and management	60%	60%
Főnix Gáz Kft.	Hungary	Natural gas distribution	100%	100%
GES Kft.	Hungary	Geophysical surveying and data processing	100%	100%
Geoinform Kft.	Hungary	Hydrocarbon exploration services	100%	100%
Kiskungáz Rt.	Hungary	Natural gas distribution, gas-utility development and management	53%	53%
Kunpetrol Kft.	Hungary	Maintenance services	100%	100%
Mátragáz Kft.	Hungary	Natural gas distribution, gas-utility development and management	98%	98%
MOL CIS	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL Gáz /WAV/ Kft.	Hungary	Natural gas distribution	100%	100%
MOL Greece Ltd.	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL Nile Ltd.	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL Pakistan Ltd.	Netherlands	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL PB Gáz Kft.	Hungary	LPG retail	100%	
MOL Qatar Ltd.	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL Syria Ltd.	Netherlands	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL Tunisia Ltd.	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL Yemen Ltd.	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
PB Tároló Kft.	Hungary	Research for underground LPG storage possibilities	100%	100%
Petrolszervíz Kft.	Hungary	Maintenance services	100%	100%
Petrolszolg Kft.	Hungary	Maintenance services	100%	100%
Rotary Rt.	Hungary	Drilling and related services	100%	100%
Szeb Gáz Kft.	Hungary	LPG retail	100%	100%
Turulgáz Rt.	Hungary	Natural gas distribution, gas-utility development and management	58%	58%
ZAB Rt.	Hungary	Natural gas distribution	59%	56%
Zsámbékgáz Rt.	Hungary	Natural gas distribution gas-utility development and management	96%	96%
Downstream				
Dunafiksz Kft.	Hungary	Maintenance services	100%	100%
Izobutilén Kft.	Hungary	Isobuthylene production and distribution	68%	68%
Kőolajtároló Rt.	Hungary	Crude oil storage	51%	51%
MOL Austria GmbH	Austria	Commercial sales of oil products	75%	75%
MOL Chem Kft.	Hungary	Commercial sales of chemicals	100%	100%
MOL Romania PP s.r.l.	Romania	Commercial and retail sales of oil products	100%	100%
MOL Slovensko spol. s.r.o.	Slovakia	Commercial and retail sales of oil products	100%	100%
MOL Trans Kft.	Hungary	Transportation of mineral oil products	100%	100%
MOLTRADE Mineralimpex Rt.	Hungary	Crude oil supply and trading of oil products	100%	100%
Terméktároló Rt.	Hungary	Oil product storage	74%	74%
Corporate				
MOL Hotels Rt.	Hungary	Hotel service, worker's home service, catering and travel services	100%	100%
MOL Invest Rt.	Hungary	Holding and divestitures	100%	100%
MOL Lízing Kft.	Hungary	Leasing services for the MOL-Group	100%	100%
Nitrogénművek Rt.	Hungary	Fertiliser production and marketing	59%	59%
Olajterv Rt.	Hungary	Engineering and related services	86%	86%

ii) Investments in Associated Companies

		Ownership 1999	Ownership 1998	Net Book Value of Investment 1999	Net Book Value of Investment 1998
				HUF millions	HUF millions
DÉGÁZ Rt.		27%	27%	4,635	4,635
ÉGÁZ Rt.		35%	35%	4,133	4,133
Panrusgáz Rt.		50%	50%	308	308
Gerecsegáz Rt.		46%	46%	276	276
Villas Hungária Kft.		38%	38%	265	265
Hotel Carbona Rt.		25%	25%	231	231
Van Leer Dunadob Kft.		25%	25%	172	186
IN-ER Erőmű Kft.		30%	30%	157	121
Kiskungáz Rt.	a	-	53%	-	385
Other domestic associated companies		-	-	209	208
Foreign upstream associated companies	a/b	-	-	-	809
Total				**10,386**	**11,557**

a) *Fully consolidated in 1999*
b) *Reported as investments in other companies in 1998 (includes MOL Tunisia, MOL Syria, MOL Qatar, MOL Yemen, MOL Pakistan, MOL CIS, MOL Greece and MOL Nile)*

Dividend income from associated companies in 1999 is HUF 860 million, which is presented among income from associates in the accompanying consolidated statement of operations.

iii) Investments in Other Companies

		Ownership 1999	Ownership 1998	Net Book Value of Investment 1999	Net Book Value of Investment 1998
				HUF millions	HUF millions
DDGÁZ Rt.	f	17%	8%	1,793	652
MOL Benz d.o.o. (Slovenia)		100%	99%	995	536
KÖGÁZ Rt.	f	8%	8%	788	267
MOL Kárpátalja Kft.		99%	99%	701	987
MOL Agram Kft.		100%	99%	550	740
BC Erőmű Kft.		30%	30%	450	3
Pentaszervíz Kft.		100%	100%	353	353
Alföldi Koncessziós Autópálya Rt.		2%	2%	300	300
Generál Gomsz Kft.		100%	100%	246	113
TIGÁZ Rt.	f	1%	1%	151	636
Biyo Product Kft.		100%	100%	129	129
Petrolteam Kft.		100%	100%	129	129
MOL Reinsurance Ltd.		100%	99%	96	96
Dunastyr Rt.		21%	18%	180	95
Algynvest Kft.		35%	35%	47	51
BASMINERAL		25%	25%	44	44
Lenti Olajipari Gépgyár (LOG) Rt.		56%	56%	41	41
Turbo Team Kft.		25%	100%	37	147
Alfagas Kft.		60%	60%	23	186
AGIP Hungária Rt.		1%	1%	22	22
Mineralkontor Hungária Kft.		20%	20%	18	16
MOL-Halas Kft.		54%	54%	17	17
Dunaprint Kft.		29%	29%	11	11
Hunpetro Kft.		100%	100%	11	11
Borsodchem-MOL-Chem Kft.		50%	50%	10	11
TVK-MOL-Chem Kft.		50%	50%	8	8
Combisped Kft.		90%	90%	6	6

		Ownership 1999	Ownership 1998	Net Book Value of Investment 1999	Net Book Value of Investment 1998
				HUF millions	HUF millions
Depo Logisztikai Kft.		2%	2%	5	6
Mintrade Kft.		50%	50%	4	4
Olajterv Overseas Ltd.		51%	98%	4	8
Első Magyar Koncessziós Autópálya Rt.		11%	11%	-	75
MOL Albania Ltd.		100%	99%	-	97
MOL North Africa Ltd.		100%	100%	-	2
MOL Samburg Ltd.		100%	100%	-	2
Bihari Közmű Kft.	a	-	93%	-	2,941
Mátragáz Kft.	a	-	98%	-	2,284
Délborsodi-Gáz Közmű Kft.	a	-	98%	-	699
Kőolajtároló Rt.	a	-	51%	-	510
MOL Austria GmbH	a	-	75%	-	421
Szeb Gáz Kft.	a	-	100%	-	243
Turulgáz Rt.	a	-	58%	-	134
MOL Gáz Kft.	a	-	100%	-	47
TVK Rt.	c	20%	-	17,122	-
Pantel Rt.	d	-	21%	-	1,254
Dunántúli Távvezeték Kft.	d	-	100%	-	132
ADR Járműjavító Kft. (previously: Berhidai Kft.)	e	-	100%	-	115
Other				453	782
Total				**24,744**	**15,313**

a) *Fully consolidated in 1999*
c) *Purchased in 1999*
d) *Sold in 1999*
e) *Merged into MOL Trans Kft. in 1999*
f) *MOL acquired investment in DDGÁZ Rt., KÖGÁZ Rt. and TIGÁZ Rt. as part of one transaction in 1998, correction of the allocation of the purchase price paid was made in 1999.*

6) Other Non-current Assets

	1999	1998
	HUF millions	HUF millions
Advance payments for assets under construction	1,196	1,726
Loans given	1,739	2,949
Total	**2,935**	**4,675**

7) Inventories

	1999	1998
	HUF millions	HUF millions
Crude oil	8,885	4,263
Other raw materials	14,917	14,790
Purchased natural gas	37,085	36,048
Other goods for purchased resale	8,472	11,507
Work in progress and finished goods	29,246	26,356
Total	**98,605**	**92,964**

8) Trade Receivables, Net

	1999	1998
	HUF millions	HUF millions
Trade receivables	106,561	83,802
Provision for doubtful amounts	(6,550)	(2,774)
Total	**100,011**	**81,028**

HUF 3,679 million and HUF 330 million of the provision for doubtful amounts relates to receivables from gas storage and transit to Yugoslavia as of 31 Decemberr 1999 and 1998, respectively.

9) Marketable Securities

	1999	1998
	HUF millions	HUF millions
Government bonds	5,669	95
Discount securities	805	1,532
Shares	20	1,516
Other	202	299
Total	**6,696**	**3,442**

10) Other Current Assets

	1999	1998
	HUF millions	HUF millions
Prepaid and recoverable taxes and duties	13,776	2,372
Receivables from related companies	7,779	6,891
Prepaid excise taxes	3,451	2,269
Miscellaneous prepaid expenses and accrued income	2,170	3,316
Prepaid rent	1,656	1,852
Loans receivable	481	547
Interest receivable	409	219
Loans to employees and other employee receivables	243	265
Advances to suppliers	212	286
Advances for inventories	128	377
Other	2,261	7,764
Total	**32,566**	**26,158**

11) Cash and Cash Equivalents

	1999	1998
	HUF millions	HUF millions
Cash at bank – HUF	9,702	6,803
Cash at bank – foreign currency	9,153	3,546
Cash on hand – HUF	555	386
Cash on hand – foreign currency	157	75
Total	**19,567**	**10,810**

12) Share Capital

The issued share capital of MOL as of 31 December 1999 and 1998 was HUF 94,800 million consisting of 98,400,000 series A ordinary shares and one series B preference share. The holder of the B preference share is the Hungarian State. The affirmative vote of the holder of the special share is required for the General Meeting to approve certain resolutions.

Each share has a nominal value of HUF 1,000.

	Shares issued	*Treasury shares*	*Shares outstanding*
31 December 1997	**98,400,001**	**911,272**	**97,488,729**
Employee and management benefit plans		(366,114)	
Sales		(215,426)	
Purchases		463,083	
31 December 1998	**98,400,001**	**792,815**	**97,607,186**
Employee and management benefit plans		(363,266)	
Sales		(513,595)	
Purchases		573,377	
31 December 1999	**98,400,001**	**489,331**	**97,910,670**

13) Reserves

Change in Accounting Policy

As discussed in more detail in Note 2 iii) in 1999 the Group retroactively changed its method of accounting for oil and gas exploration and development costs and the accounting treatment of borrowing costs.

Dividends

Subsequent to the issue of the consolidated financial statements for the year ending 31 December 1998, the Annual General Meeting of MOL approved payment of dividend of HUF 8,785 million. Consistent with the new accounting policy discussed in Note 2 iii), this amount was recorded in the accompanying 1999 consolidated financial statements. The dividend proposed for approval by the shareholders at the Annual General Meeting in April 2000 in respect of 1999 is HUF 5,386 million. As this amount has not been approved, it has not yet been recorded in the accompanying 1999 consolidated financial statements.

The total amount of reserves available for distribution based on the statutory company only financial statements of MOL is HUF 117,833 million and HUF 88,677 million as of 31 December 1999 and 1998, respectively.

14) Long-term Debt

	Weighted average interest rate			
	1999	*1998*	*1999*	*1998*
			HUF millions	*HUF millions*
Unsecured bonds	15.50%	16.00%	10,000	10,050
Secured bank loans in HUF	-	18.84%	-	8,290
Secured bank loans in USD	6.43%	5.82%	26,828	6,573
Unsecured bank loans in HUF	15.68%	17.17%	28,887	11,625
Unsecured bank loans in USD	5.74%	5.63%	113,501	93,154
Unsecured bank loans in DEM	3.32%	3.75%	3,596	4,355
Unsecured loans from local governments	-	-	2,177	2,599
Other			-	334
Total			**184,989**	**136,980**
Current portion of long-term debt			10,112	3,106
Total			**174,877**	**133,874**

Secured loans were obtained for specific capital expenditure projects and were secured by the assets financed from the loan.

	1999	1998
	HUF millions	HUF millions
Maturity two to five years	147,383	110,661
Maturity over five years	27,494	23,213
Total	**174,877**	**133,874**

15) Provisions for Liabilities and Charges

	Environmental	Redundancy	Field operation suspension	Other	Total
	HUF millions	HUF millions	HUF millions	HUF millions	HUF millions
Balance as of 31 December 1997 as previously stated	**21,215**	**122**	**-**	**781**	**22,118**
Reclassification from other long-term liabilities	-	-	31,627	-	31,627
Transitional effect from adopting IAS 37 (see Note 2 ii))	(10,815)	-	(14,617)	-	(25,432)
Balance as of 1 January 1998 restated	**10,400**	**122**	**17,010**	**781**	**28,313**
Provision made during the year	924	1,824	-	127	2,875
Interest effect	1,735	-	3,131	-	4,866
Provision used during the year	(2,149)	(122)	(194)	-	(2,465)
Balance as of 31 December 1998 restated	**10,910**	**1,824**	**19,947**	**908**	**33,589**
Provision made during the year	8,497	8,535	-	978	18,010
Interest effect	2,095	-	3,093	-	5,188
Provision used during the year	(2,000)	(3,961)	(248)	-	(6,209)
Balance as of 31 December 1999	**19,502**	**6,398**	**22,792**	**1,886**	**50,578**
Current portion 1998	1,750	1,824	248	317	4,139
Non-current portion 1998	9,160	-	19,699	591	29,450
Current portion 1999	4,158	5,043	174	1,595	10,970
Non-current portion 1999	15,344	1,355	22,618	291	39,608

The adoption of IAS 37 resulted in a net decrease in the balance of provisions by HUF 25,432 million in the consolidated balance sheets as of 1 January 1998, since recognition criteria prescribed by IAS 37 was not met. This reduction arises from the elimination of certain potential liabilities previously provided for from the scope of provisioning, in line with the stricter provision definition criteria of IAS 37, and from the introduction of discounting for liabilities expected to crystallise over an extended period. The adjustments resulting from the adoption of IAS 37 were recorded against opening reserves as of 1 January 1998.

Environmental Provision

As of 31 December 1999 provision of HUF 19,502 million is made for the estimated cost of remediation of past environmental damages, primarily soil and groundwater contamination and disposal of hazardous wastes, such as acid tar. The provision was made on the basis of an assessment prepared by an independent environmental consulting firm during 1999. Approximately 83 per cent of the cost of rehabilitation of the environment is expected to be incurred between 2000 and 2004 and the remaining 17 per cent beyond 2004. The amount of the provision has been determined on the basis of existing technology at current prices and discounted using estimated risk free real interest rates.

Provision for Redundancy

As of 31 December 1999 provision of HUF 6,398 million has been made for employee termination benefits. As part of a restructuring plan approved by MOL's Board of Directors during 1999, the Group recorded a charge of HUF 8,535 million for employee redundancy costs covering headcount reduction of approximately 1,700 by the end of year 2000, and for the lay-off of approximately 300 employees at production sites planned to be closed in 2001 and 2002. The charge relates to termination costs of employees, whose location, function and approximate number have been identified before the balance sheet date. By the end of 1999 approximately 600 employees have been terminated. The provision of HUF 6,398 million covers the redundancy costs of the remaining approximately 1,400 employees affected.

The balance as of 31 December 1998 represents exit costs of employees whose lay off was decided in 1998.

Provision for Field Operation Suspension Liabilities

As of 31 December 1999 provision of HUF 22,792 million is made for estimated total costs of plugging and abandoning wells upon termination of production. Approximately 5 per cent of the cost of rehabilitation of the environment is expected to be incurred between 2000 and 2004 and the remaining 95 per cent beyond

2004. The amount of the provision has been determined on the basis of management's understanding of the respective legislation, calculated at current prices and discounted using estimated risk free real interest rates.
In prior years such costs were accrued over the productive life of the site on a unit of production basis, in accordance with industry practice prior to the adoption of IAS 37. Restated provision balances for prior periods have been determined with respect to items previously already identified as of the respective balance sheet date and which fulfilled the recognition criteria of IAS 37 based on the management's current understanding of the legislation. In addition, the classification of this item was changed to conform with current year presentation. In prior year financial statements this item was presented among other long-term liabilities as accrual for restoration of oil and gas production facilities.

Other Provisions

Other provisions are made for contract penalties and legal disputes.

16) Trade and Other Payables

	1999 HUF millions	1998 HUF millions
Trade payables	77,226	39,634
Taxes, contributions payable	28,205	24,643
Custom fees payable	7,901	2,050
Subsidies	4,201	3,818
Bank interest payable	3,693	2,209
Amounts due to shareholders	1,033	32
Advances from customers	678	1,016
Amounts due to employees	626	354
Deferred income	557	692
Other	9,095	5,940
Total	**133,215**	**80,388**

17) Short-term Debt

	1999 HUF millions	1998 HUF millions
Secured loans in HUF	-	156
Unsecured loans in HUF	1,745	8,402
Secured loans in USD	-	173
Unsecured non-bank loans in HUF	-	4,971
Total	**1,745**	**13,702**

18) Net Sales by Geographical Area

	1999 HUF millions	1998 HUF millions
Hungary	604,456	524,165
Austria	47,687	29,221
Romania	14,050	12,015
Slovakia	6,280	5,854
Rest of Europe	59,448	58,426
Rest of the World	10,727	4,533

Total	**742,648**	**634,214**

19) Personnel Expenses

	1999	1998
	HUF millions	HUF millions
Wages and salaries	37,280	31,874
Social security	14,486	14,848
Other personnel expenses	11,852	7,943
Total	**63,618**	**54,665**

20) Other Operating Expenses

	1999	1998
	HUF millions	HUF millions
Fee for storage of strategic inventory (KKKSZ)	13,306	11,418
Mining royalties	10,064	10,464
Taxes and contributions	9,323	6,129
Environmental provision	8,497	924
Rental costs	8,116	7,881
Provision for redundancy costs	8,535	1,824
Provision and write-off of bad debts	4,139	849
Other external services	5,624	5,357
Consultancy fees	3,728	4,468
Advertising expenses	2,049	1,907
Environmental levy	1,771	2,137
Cleaning costs	1,656	1,259
Insurance	1,381	1,277
Site security costs	1,672	1,344
Other provisions	978	127
Bank charges	808	654
Donations given	83	1,580
Other	4,085	1,628
Total	**85,815**	**61,227**

21) Financial Expense, Net

	1999	1998
	HUF millions	HUF millions
Interest received	7,172	6,345
Dividends received	1,776	1,643
Income from sale of investments	119	7,355
Other financial income	1,178	640
Total financial income	**10,245**	**15,983**
Interest on borrowings	14,043	12,256
Foreign exchange losses on borrowings	10,456	7,998
Interest on provisions	5,188	4,866
Write-off of investments	2,411	986
Other financial expenses	424	253
Total financial expenses	**32,522**	**26,359**

Total financial expense, net	**22,277**	**10,376**

22) Income Taxes

Total applicable income taxes reported in the accompanying consolidated financial statements for the years ended 31 December 1999 and 1998 included the following components:

	1999	1998
	HUF millions	*HUF millions*
Current income taxes	5,360	7,568
Deferred income taxes	(5,786)	3,220
Total income tax expense/(benefit)	**(426)**	**10,788**

The applicable corporate income tax rate on the taxable income of the companies of the Group operating in Hungary is 18 per cent both in 1999 and 1998.

The Group's current income tax is determined on the basis of taxable statutory profit of the individual companies comprising the group.

MOL is entitled to a 70 per cent corporate income tax holiday for its taxable profit of the year 1999, as a result of having made certain investments in manufacturing assets. (50 per cent tax holiday was applicable in 1998). The 70 per cent tax holiday is expected to be available for the years 1999 - 2002.

A 20 per cent dividend tax, subject to reduction by applicable double taxation treaties, is levied on the recipient in respect of dividends, payable to a foreign legal entity. In the event of payment to domestic or foreign individuals, a personal income tax liability of 20 per cent arises. In both cases the tax is deducted at the source.

The deferred tax balance as of 31 December 1999 and 1998 in the accompanying consolidated balance sheets consist of the following items, analysed by the basis for deferred tax differences:

	1999	1998
	HUF millions	*HUF millions*
Deferred tax assets		
Depreciation, depletion and amortisation	27,201	20,744
Unrealised gains on intergroup transfers	12,154	7,719
Capitalisation of certain borrowing costs	(9,360)	(3,389)
Differences in accounting for domestic oil and gas exploration and development	(10,738)	(7,786)
Provision for environmental liabilities	19,502	10,910
Field operation suspension liabilities	22,792	19,946
Other provision	16,471	6,009
Foreign exchange differences	9,220	-
Losses of subsidiaries	22,246	12,331
Less: allowance for non-recoverability of losses of subsidiaries	(8,230)	(12,331)
Other	2,471	-
Total	**103,729**	**54,153**
Deferred tax assets	**12,936**	**7,151**

A numerical reconciliation between tax expense and the product of accounting profit multiplied by the applicable tax rates is as the follows:

	1999	1998
	HUF millions	*HUF millions*
Profit before tax per accompanying consolidated statement of operations	**34,487**	**58,353**
Tax at the applicable tax rate of 18%	6,208	10,504
Tax holiday available to MOL	(9,635)	(6,119)
Revaluation of deferred tax asset due to tax holiday	2,581	4,047
Adjustment to the period of realisation	(1,952)	-
Losses of subsidiaries not recognised as an asset	1,481	2,219
Differences not expected to reverse	1,253	-
Other	(362)	137

Total income tax expense	**(426)**	**10,788**

23) Earnings Per Share

Basic earnings per share are calculated by dividing the net profit for the period attributable to ordinary shareholders (net profit for the period less dividends on preference shares) by the weighted average number of ordinary shares outstanding during the period. There were not any significant items in 1999 or 1998 that would dilute the earnings per share.

	Income	***Weighted average number of shares***	***Earnings per share***
	HUF millions		***HUF***
Basic and diluted Earnings Per Share 1998	54,168	97,514,079	555
Basic and diluted Earnings Per Share 1998 – as restated	47,051	97,514,079	482
Basic and diluted Earnings Per Share 1999	35,417	97,838,648	362

24) Financial Instruments

On-balance Sheet Financial Instruments

Financial instruments in the balance sheet includes, investments, securities, trade receivables, cash and cash equivalents, short-term and long-term debt. The estimated fair values of these instruments approximate their carrying amount.

Off-balance Sheet Financial Instruments

The fair value of derivatives generally reflects the estimated amounts that MOL would pay or receive to terminate the contracts at the reporting date, thereby taking into account the current unrealised gains or losses of open contracts. Fair value of derivatives is based upon marked to market valuations.

The Group is exposed to risks arising from changes in interest rates, exchange rates and commodity prices. As a matter of policy, derivative instruments are only used in connection with physical transactions, as a means of managing the related risks.

MOL through its Financial Risk Management Department undertakes price risk management through a variety of financial and other instruments including swap agreements which require payments (or receipt of payments from) counterparties based on the differential between a fixed and variable price for the commodity.

Interest Rate Risk

Interest rate swaps allows MOL to adjust the floating rate borrowings into fixed rates. The interest payable or receivable under the swap terms is accrued and recorded as an adjustment to the income or expense on the designated liability.

As of 31 December 1999 the Group has three interest rate swap contracts at a total notional amount of USD 120.7 million. The contracts expire in 2003, 2004 and 2008. The fair value of these contracts as of 31 December 1999 was HUF 567 million net liability.

As of 31 December 1998 the Group has two interest rate swap contracts at a total notional amount of USD 80 million. The contracts expire in 2003-2004. The fair value of these interest rate swap contracts as of 31 December 1998 was HUF 461 million net liability.

Commodity Price Risk Management

MOL buys and sells crude oil, natural gas and oil products. MOL uses commodity swap and options in the management of their price risks. In addition, the Company uses commodity swaps and options to hedge the price risk on underlying business transactions.

Over-the counter market swaps are primarily used to minimise the commodities price volatility.

As of 31 December 1999 MOL has refinery margin and crude oil price swap contracts with expiry in 2000. The fair value of these contracts as of 31 December 1999 is HUF 364 million net liability. As of 31 December 1998 MOL has natural gas price swap contracts with expiry in 1999. The fair value of these contracts as of 31 December 1998 is HUF 1,663 million net liability, of which HUF 411 millions are recorded in the financial statements as of 31 December 1998.

25) Commitments and Contingent Liabilities

Pension Commitments

Apart from an obligation to pay pensions up to the normal retirement date of staff who have taken early retirement, for which full provision has been made (See Note 15), MOL has no pension related liabilities.

Guarantees Given

MOL has provided guarantees in respect of four foreign subsidiaries under exploration concession agreements. In accordance with international industry practice these liabilities are unlimited.

Contractual Capital Commitments

The total value of contractual capital commitment for fixed assets as of 31 December 1999 and 1998 was HUF 10,900 million and HUF 54,300 million, respectively.

26) Notes to the Consolidated Statements of Cash Flows

a) Reconciliation of Operating Profit to Net Cash Provided by Operating Activities

	1999	1998
	HUF millions	HUF millions
Operating profit	**55,914**	**74,291**
Adjustments to reconcile operating profit to net cash provided by operating activities		
Depreciation, depletion and amortisation	61,190	41,299
Changes in environmental provision	8,592	(1,224)
Changes in provision for field suspension liabilities	2,845	2,430
Changes in provision for redundancy	4,574	1,702
Changes in other provisions	819	1,704
Net gain on sale of fixed assets	(398)	(309)
Exploration and development costs expensed during the year	13,230	8,268
Changes in operating assets and liabilities		
Inventories	(5,822)	(5,688)
Accounts receivable	(17,142)	(8,628)
Other receivable	(14,497)	2,729
Accounts payable	30,520	(3,329)
Other current liabilities	11,488	(5,789)
Corporate taxes	(8,401)	(8,502)
Net cash provided by operating activities	**142,912**	**98,954**

b) Analysis of Net (Outflow)/Inflow of Cash in Respect of Purchase of Subsidiary Undertakings

	1999	1998
	HUF millions	HUF millions
Cash at bank or on hand acquired	59	-
Cash consideration	(1,664)	-

Net (outflow)/inflow of cash in respect of purchase of subsidiary undertakings	**(1,605)**	**-**

Analysis of Net (Outflow)/Inflow of Cash in Respect of Purchase of Subsidiary Undertakings

	1999	**1998**
	HUF millions	***HUF millions***
Intangible assets	932	–
Tangible assets	525	–
Investments	4	–
Inventories	17	–
Accounts receivable	112	–
Other receivables	153	–
Short-term investments	–	–
Cash	59	–
Provisions	–	–
Accounts payable	(101)	–
Other liabilities	(37)	–
Minority interest	–	–
Purchase of subsidiary undertakings	**1,664**	**–**

c) Increase in Long-term Debt

	1999	**1998**
	HUF millions	***HUF millions***
Increase in long-term debt	68,518	129,270
Non cash flow element: unrealized exchange loss	(18,417)	(10,317)
Total issuance of long-term debt	**50,101**	**118,953**

27) Segmental Information

31 December 1999	***Net Sales***	***Profit/(loss) from operations***	***Capital expenditures***	***Depreciation, depletion, amortisation and impairment***	***Property, plant and equipment, net***
	HUF millions	***HUF millions***	***HUF millions***	***HUF millions***	***HUF millions***
Upstream	256,098	40,346	35,403	29,775	206,512
Downstream	462,620	32,505	50,851	24,235	189,148
Corporate and other	23,930	(16,937)	7,040	6,246	30,361
Total 1999	**742,648**	**55,914**	**93,294**	**60,256**	**426,021**

31 December 1998	***Net Sales***	***Profit/(loss) from operations***	***Capital expenditures***	***Depreciation, depletion, amortisation and impairment***	***Property, plant and equipment, net***
	HUF millions	***HUF millions***	***HUF millions***	***HUF millions***	***HUF millions***
Upstream	254,100	52,143	43,180	20,656	172,637
Downstream	345,382	32,516	39,246	15,516	143,880
Corporate and other	34,732	(12,303)	5,790	4,713	28,200
Total 1998 as previously stated	**634,214**	**72,356**	**88,216**	**40,885**	**344,717**
Restatement	-	1,936	-	(105)	2,373
Total 1998 – restated	**634,214**	**74,292**	**88,216**	**40,780**	**347,090**

Segment profit from operations is determined by taking into account intersegment transfers at transfer prices, which approximate market prices. The total intersegment sales of Upstream, Downstream and Corporate segments in 1999 were HUF 82,845 million, HUF 95,529 million and HUF 18,736 million, respectively.

28) Reconciliation between HAS Consolidated Financial Statements and IAS Consolidated Financial Statements

	Share capital	Reserves	Net income	Total equity
	HUF millions	HUF millions	HUF millions	HUF millions
31 December 1998 – HAS	**98,400**	**206,110**	**49,151**	**353,661**
Effect of IAS consolidation	-	2,861	(1,219)	1,642
Minority interest under IAS	-	(5,718)	(571)	(6,289)
IAS Adjustments				
Deferred taxation	-	14,534	(1,924)	12,610
Depreciation of oil and gas assets	-	7,449	(558)	6,891
Additional depreciation due to impairment	-	(215)	73	(142)
Reclassification of reserves	-	395	(33)	362
Unrealised profit (Kiskungáz)	-	(105)	-	(105)
Maintenance accrual	-	(5,306)	2,000	(3,306)
Provision for environmental liabilities	-	(21,215)	344	(20,871)
Accrual for field abandonment	-	(31,627)	(807)	(32,434)
Additional inventory provision	-	(1,255)	(412)	(1,667)
Repurchase of treasury shares	(793)	(2,513)	-	(3,306)
Profit on sale of treasury shares	-	660	(660)	-
31 December 1998 – IAS as previously stated	**97,607**	**164,055**	**45,384**	**307,046**
Reclassification of dividend from 1998 to 1999	-	-	8,785	8,785
Introduction of IAS 37				
Environmental liabilities	-	10,815	(853)	9,962
Field operation suspension liabilities	-	16,917	(2,430)	14,487
Maintenance accrual	-	5,306	(2,000)	3,306
Changes in accounting policy				
Conversion to successful efforts method of accounting	-	(3,478)	(2,254)	(5,732)
Capitalisation of exchange losses	-	1,606	1,717	3,323
Deferred tax relating to the above restatements	-	(3,300)	(1,298)	(4,598)
31 December 1998 – IAS restated	**97,607**	**191,921**	**47,051**	**336,579**

	Share capital	Reserves	Net income	Total equity
	HUF millions	HUF millions	HUF millions	HUF millions
31 December 1999 – HAS	**98,400**	**255,164**	**31,574**	**385,138**
Effect of IAS consolidation	-	1,642	(2,080)	(438)
Minority interest under IAS	-	(6,289)	27	(6,262)
IAS Adjustments				
Reversal of unapproved dividend	-	-	5,386	5,386
Deferred taxation	-	8,369	6,991	15,360
Depreciation on oil and gas assets	-	6,891	(510)	6,381
Additional inventory provision	-	(1,667)	1,667	-
Provision for environmental liabilities		(10,909)	(8,592)	(19,501)
Provision for field operation suspension liabilities		(17,947)	(3,145)	(21,092)
Repurchase of treasury shares	(489)	(2,022)	(345)	(2,856)
Conversion to successful efforts method of accounting	-	(6,089)	3,280	(2,809)
Capitalisation of borrowing cost	-	3,323	6,269	9,592
Impairment on downstream assets	-	-	(2,408)	(2,408)
Impairment on foreign upstream assets	-	-	(1,569)	(1,569)
Provision for foreign operation exit costs	-	-	(505)	(505)
Revaluation of monetary items	-	-	1,534	1,534
Impairment on Tunisia production assets	-	-	(1,597)	(1,597)
Other	-	(78)	(560)	(638)
31 December 1999 – IAS	**97,911**	**230,388**	**35,417**	**363,716**

Principal Differences between Accounting Principles under HAS and IAS

The Hungarian Law on Accounting came into force on 1 January 1992 and has been subject to minor modifications since that date. The accounting principles imposed by the law are based on the EU's 4th, 7th and 8th Directives. However, they differ in certain respects from IAS. The major relevant differences are as follows:

i) Provisions

Under IAS, provision is recognised when an enterprise has a present obligation as a result of a past event, the amount of which can be estimated reliably. Additional provisions required are those related to environmental liabilities and oil and gas specific differences. HAS limits the establishment of provision to those intended to cover doubtful receivables, guarantee obligations imposed by law and certain planned redundancy payments. Such provisions are not mandatory.

ii) Deferred Taxation

IAS requires the recognition of a deferred tax asset or liability for all taxable temporary differences which will result in taxable amounts in determining taxable profit of future periods when the carrying amount of the asset or liability is recovered or settled. HAS does not recognise the concept of deferred taxation.

iii) Capitalisation of Borrowing Costs

IAS allows to capitalise borrowing costs directly attributable to the acquisition or construction of an asset. Borrowing costs may include exchange differences to the extent that they substitute interest. HAS requires to capitalise interest on borrowings relating to qualifying assets, but not exchange rate differences.

iv) Impairment

Under IAS an enterprise should assess at each balance sheet date whether there is any indication that an asset may be impaired. If such indication exists the recoverable amount should be estimated, and if necessary, an impairment loss should be recognised. Under HAS the enterprise is allowed to account for an impairment loss in case the asset became obsolete or scrap.

v) Foreign Exchange Accounting

Under IAS, monetary assets and liabilities denominated in foreign currency need to be valued at year end exchange rate. HAS does not allow to recognise unrealised foreign exchange gains. HAS, however, allows to defer unrealised foreign exchange losses on construction loans.

vi) Depreciation of Production Assets

Under IAS production assets are depreciated on a unit of production basis taking into account the estimated total proved reserves of each field. Prior to 31 December 1996 MOL depreciated production assets on a straight-line basis over the estimated useful life of the assets.

vii) Field Operation Suspension Liabilities

Under IAS, a provision is made for the present value of the estimated future costs of abandonment of oil and gas production facilities. HAS does not allow the recognition of such liability.


Dynamism

Historical Summary Financial Information (IAS)

Consolidated Income Statements for the Years Ended 31 December

	1994 HUF millions	1995 HUF millions	1996 HUF millions	1997 HUF millions	1998 HUF millions	1999 HUF millions	1999 USD millions
Net sales and other operating revenues	**277,767**	**373,482**	**507,850**	**642,881**	**640,091**	**749,400**	**3,158**
Total operating expenses	274,193	362,292	481,165	589,948	568,079	693,486	2,922
Operating profit	674	8,844	32,242	50,007	72,356	55,914	236
Net income	**(3,881)**	**1,170**	**22,691**	**30,565**	**54,168**	**35,417**	**149**

Consolidated Balance Sheets as at 31 December

	1994 HUF millions	1995 HUF millions	1996 HUF millions	1997 HUF millions	1998 HUF millions	1999 HUF millions	1999 USD millions
Non-current assets	252,249	266,094	287,289	331,052	403,413	485,438	2,046
Current assets	89,005	128,380	156,224	203,632	214,402	257,445	1,085
Total assets	**341,254**	**394,474**	**443,513**	**534,684**	**617,815**	**742,883**	**3,131**
Shareholders' equity	222,718	222,672	241,285	264,076	307,046	363,716	1,533
Minority interest	342	331	3,085	5,718	6,289	6,262	26
Non-current liabilities	73,453	87,376	100,525	144,173	195,334	216,863	914
Current liabilities	44,741	84,095	98,618	120,717	109,146	156,042	658
Total liabilities and shareholders' equity	**341,254**	**394,474**	**443,513**	**534,684**	**617,815**	**742,883**	**3,131**

Consolidated Statements of Cash Flows for the Years Ended 31 December

	1994 HUF millions	1995 HUF millions	1996 HUF millions	1997 HUF millions	1998 HUF millions	1999 HUF millions	1999 USD millions
Net cash provided by operating activities	**45,709**	**24,966**	**62,212**	**68,795**	**98,954**	**142,912**	**602**
Net cash used in investing activities	(32,441)	(51,188)	(51,286)	(80,462)	(112,586)	(115,992)	(489)
Net cash provided/(used) by financing activities	(11,639)	25,751	(10,197)	16,413	13,612	(18,163)	(76)
Net (decrease)/increase in cash	**1,629**	**(471)**	**729**	**4,746**	**(20)**	**8,757**	**37**

The above information is extracted from the published financial statements and does not reflect the effect of any subsequent restatements. The income, balance sheet and cash flow information, which is provided solely for the convenience of the reader, has been calculated using the average exchange rate of 237.3 HUF/USD for the year 1999.

Key Operating Data

Net Proven Developed and Undeveloped Reserves

Hungarian reserves (all fields)	*Natural gas*		*Crude oil*		*Combined*	
	MCM	*Bcf*	*kt*	*million bbl*	*ktoe*	*million boe*
December 31, 1994	**49,351**	**1,743**	**11,108**	**81.1**	**50,904**	**371.6**
Revision of previous estimates	1,296	46	(1,319)	(9.6)	(274)	(2.0)
Extension and discoveries	–	–	–	–	–	–
Production	(4,177)	(148)	(1,407)	(10.3)	(4,775)	(34.9)
Purchase/sale of minerals in place	–	–	–	–	–	–
December 31, 1995	**46,471**	**1,641**	**8,383**	**61.2**	**45,851**	**334.7**
Revision of previous estimates	334	12	104	0.8	373	2.7
Extension and discoveries	–	–	722	5.3	722	5.3
Production	(4,101)	(145)	(1,215)	(8.9)	(4,521)	(33.0)
Purchase/sale of minerals in place		–	–	–	–	–
December 31, 1996	**42,704**	**1,508**	**7,994**	**58.4**	**42,424**	**309.7**
Revision of previous estimates	584	21	285	2.1	756	5.6
Extension and discoveries			1,236	9.0	1,236	9.0
Production	(3,785)	(134)	(1,168)	(8.5)	(4,220)	(30.9)
Purchase/sale of minerals in place	–	–	–	–	–	–
December 31, 1997	**39,503**	**1,395**	**8,347**	**60.9**	**40,196**	**293.4**
Revision of previous estimates	(1,761)	(62)	(1,140)	(8.3)	(2,560)	(18.7)
Extension and discoveries	1,384	49	592	4.3	1,708	12.5
Production	(3,682)	(130)	(1,131)	(8.3)	(4,1)	(29.9)
Purchase/sale of minerals in place	–	–	–	–	–	–
December 31, 1998	**35,444**	**1,252**	**6,688**	**48.7**	**35,244**	**257.3**
Revision of previous estimates	(2,416)	(85)	2,574	18.7	3,897	28.4
Extension and discoveries	214	8	553	4.0	745	5.4
Production	(3,158)	(112)	(1,132)	(8.2)	(3,989)	(29.1)
Purchase/sale of minerals in place	–	–	–	–	–	–
December 31, 1999	**30,083**	**1,063**	**8,683**	**63.2**	**35,897**	**262.0**
Reserves abroad (Tunisia)						
December 31, 1998	**1,038**	**36**	**1,731**	**12.6**	**2.568**	**18.7**
Revision of previous estimates	(852)	(29)	(1,420)	(10.4)	(2,063)	(14.7)
Extension and discoveries	–	–	–	–	–	–
Production	(22)	(1)	(36)	(0.3)	(59)	(0.5)
Purchase/sale of minerals in place	–	–	–	–	–	–
December 31, 1999	**164**	**6**	**275**	**2.0**	**446**	**3.5**
Total (domestic and international) hydrocarbon reserves as of Dec 31, 1998	**36,482**	**1,288**	**8,399**	**61.3**	**37,812**	**276.0**
Total (domestic and international) hydrocarbon reserves as of Dec 31, 1999	**30,247**	**1,068**	**8,958**	**65.2**	**36,343**	**265.5**

	1992	1993	1994	1995	1996	1997	1998	1999
Average crude oil production costs								
USD/t	–	47.14	45.32	38.24	39.27	43.36	44.96	43.84
USD/bbl	–	6.29	6.04	5.10	5.24	5.78	6.00	5.84
Exploration data								
Wells tested total	60	51	35	38	35	33	43 (3)	38 (4)
of which exploration wells (of which foreign)	*39*	*31*	*17*	*17*	*20*	*16*	*16 (3)*	*17 (3)*
crude oil (of which foreign)	7	7	5	4	2	5	5 (1)	3 (0)
natural gas (of which foreign)	13	11	1	–	6	2	2 (0)	2 (1)
dry well (of which foreign)	19	13	11	12	12	9	9 (2)	12 (2)
of which development wells (of which foreign)	*21*	*20*	*18*	*21*	*15*	*17*	*27 (0)*	*21 (1)*
crude oil (of which foreign)	18	3	3	7	4	12	14 (0)	11 (0)
natural gas (of which foreign)	2	14	14	12	11	5	12 (0)	8 (0)
dry well (of which foreign)	1	3	1	2	–	–	1 (0)	2 (1)
Hydrocarbon production (gross figures) kt								
Crude oil	1,825	1,709	1,631	1,669	1,477	1,360	1,258	1,243
Condensates	397	452	475	488	438	388	357	282
LPG	227	214	221	206	172	167	158	192
Other gas products	71	53	69	82	106	100	90	39
Natural gas production and sales, million cubic metre								
Domestic production (net dry)	4,744	5,037	4,846	4,837	4,663	4,365	3,872	3,396
Imported gas	5,065	5,871	5,562	6,811	8,947	8,080	8,728	9,014
Change in storage	54	(367)	(214)	(182)	(765)	(247)	(367)	(44)
Total sources	**9,863**	**10,541**	**10,622**	**11,466**	**12,845**	**12,198**	**12,233**	**12,366**
Sales to gas distribution companies	7,057	7,654	7,518	8,350	9,318	9,094	8,954	9,112
Sales to power sector	1,313	1,326	1,471	1,532	1,784	1,496	1,900	1,973
Sales to industrial and other users	1,156	1,153	1,195	1,195	1,263	1,226	1,055	948
Losses and own consumption	337	408	438	389	480	385	324	333
Total sales and losses	**9,863**	**10,541**	**10,622**	**11,466**	**12,845**	**12,198**	**12,233**	**12,366**
LPG sales, kt								
Domestic sales	296	274	249	266	332	290	272	279
Export sales	28	71	38	17	9	14	52	103
Total sales	**324**	**345**	**287**	**283**	**341**	**304**	**306**	**382**
Natural gas prices, HUF/m³								
Average import price	7.5	8.1	9.8	11.4	14.4	20.4	18.3	15.9
Average wholesale price (with transportation fee)	7.3	7.7	7.7	9.4	10.9	16.6	19.3	18.8
Crude oil processing, kt								
Domestic crude oil	1,764	1,656	1,565	1,573	1,451	1,335	1,208	1,200
Imported crude oil	4,923	5,224	4,659	5,286	5,070	5,362	5,627	5,774
Total crude oil processing	**6,687**	**6,880**	**6,224**	**6,859**	**6,521**	**6,697**	**6,835**	**6,974**
Condensates processing	381	449	454	475	437	363	340	287
Other feedstock	626	707	925	654	614	577	795	631
Total throughput	**7,694**	**8,036**	**7,603**	**7,989**	**7,572**	**7,637**	**7,970**	**7,892**
Contract and joint processing	809	865	796	530	214	281	280	–
Average distillation capacity used	–	–	67	73	65	66	69	63

	1992	1993	1994	1995	1996	1997	1998	1999
Crude oil product sales, kt								
Domestic sales	**6,112**	**5,601**	**5,370**	**5,288**	**5,213**	**5,359**	**5,528**	**5,403**
Gas and heating oils	2,146	1,636	1,543	1,334	1,478	1,566	1,661	1,617
Motor gasolines	1,293	1,116	1,002	1,049	1,077	1,157	1,211	1,202
Fuel oils	1,489	1,670	1,448	1,595	1,354	1,309	1,318	1,254
Special gasolines and naphtha	524	606	669	692	700	737	787	790
Bitumen	232	226	273	236	224	232	238	226
Lubricants	82	80	83	77	74	63	47	34
Other products	346	267	352	305	306	295	266	280
Export sales	**1,212**	**1,660**	**1,891**	**2,066**	**1,935**	**1,794**	**1,805**	**1,777**
Gas and heating oils	419	893	1,046	1,060	989	830	861	904
Gasolines	154	191	292	424	361	411	391	370
Lubricants	60	51	43	64	103	85	94	81
Bitumen	77	53	78	90	86	99	113	95
Other products	502	472	432	428	396	369	346	327
Total crude oil product sales	**8,535**	**7,261**	**7,261**	**7,353**	**7,148**	**7,153**	**7,333**	**7,180**
Average headcount								
Exploration and Production	10,123	8,219	7,229	6,256	5,815	4,295	4,001	3,970
Refining and Marketing	11,176	10,703	9,934	9,485	9,193	6,991	7,168	7,172
Corporate Services	–	–	–	–	–	2,715	2,411	2,115
Headquarters and other	341	504	540	571	635	343	381	387
MOL total	**21,640**	**19,426**	**17,703**	**16,312**	**15,643**	**14,344**	**13,961**	**13,642**
Subsidiaries	–	–	2,920	2,808	4,297	5,676	6,427	6,842
MOL Group	**21,640**	**19,426**	**20,623**	**19,120**	**19,940**	**20,020**	**20,388**	**20,484**

Glossary of Industrial and Financial Terms

Industrial Terms

Average production cost Includes the cost of lifting, gathering and processing of crude oil and natural gas.

Boe (barrel of crude oil equivalent) Volume equivalent obtained after conversion of the heating value of gas to crude oil on the basis of its thermal quantity. In its practical application, 1 boe is, in general, 6000 cubic feet (about 170 normal m^3) of gas.

Barrel Barrel is the key imperial measure used in the crude oil industry, one tonne is equivalent to 7.3 barrels (for crude oil).

Brent type crude oil Mix of North Sea crude oils whose quoted price is considered as a benchmark in the international crude oil market.

Condensates General term for a group of liquid phase hydrocarbons in which light components dominate and which are extracted at the surface by natural gas separation.

Cogeneration plant Coal or natural gas fuelled power station that is suitable for the simultaneous generation of electric and thermal energy.

Distillation capacity utilisation The utilisation of the primary distillation capacity of a refinery.

Development borehole Development borehole is the deepening of a borehole that is made in order to operate known sites in a mining area.

Downstream (DS) Refining and marketing segment

Dry well An investigated borehole which does not confirm the existence of a hydrocarbon site or is not able to profitably produce a quantity of crude oil or natural gas which would make it worthwhile developing into a well.

Enhanced Oil Recovery Totality of processes/technologies that can be used to recover more oil (e.g., burning procedure, interventions influencing the flow profile) relative to the primary (using no auxiliary energy) and secondary methods (not qualified as EOR, e.g., water injection, not blending gas injection).

Exploration borehole Deepening of an exploration borehole to discover profitable crude oil and/or natural gas reserves in an area of exploration or to limit already known sites and to expand their areas and reserves.

Field development Process of implementing underground and aboveground facilities necessary for the recovery of hydrocarbon reserves.

Gross production Total quantity of crude oil and natural gas from hydrocarbon fields prior to the deduction of royalties.

Horizontal drilling Drilling at which horizontal or near horizontal range is created in the target layer following the vertical section in order to expand the inflow cross-section.

Hungarian Petroleum Association (MÁSZ) Association of the most important Hungarian crude oil product trading companies.

KKKSZ Crude Oil and Crude Oil Products Stockpiling Association responsible for the strategic stockpiling of crude oil and crude oil products in Hungary.

MCF Million cubic feet. The key imperial measure used in the natural gas industry. One cubic meter is equivalent to 35.314 cubic feet.

MOL filling station operated in franchise A filling station displaying the MOL logo and offering MOL's product range, but not owned by MOL

Natural Gas Liquids Liquefied hydrocarbons separated from natural gas, ranging from propanes to gasolines and also containing heavier components.

Net dry natural gas production Total gas recovered, reduced by the quantity of produced or separated carbon dioxide and/or the condensates steam volume.

Net production Total crude oil and natural gas quantity from the hydrocarbon fields following the deduction of mining royalties.

Primary product Product of primary importance in the refining process (motor fuels, fuel and heating oils).

Proved developed non-producing reserve The reserve that can be extracted from existing wells during the period of time available, but, due to a lack of pipeline connections or lack of other mechanical elements or contractual obligations, the production and marketing of hydrocarbons has not yet started.

Proved developed producing reserve The reserve that can be extracted from existing wells during the period of time available for production.

Proved reserve Estimated quantity of crude oil, natural gas and liquefied gas products that can commercially be extracted from already known reservoirs with a high degree of certainty (over 90%) under the prevailing economic and operating conditions.

Proved undeveloped reserve Reserve that can be extracted from new wells located in areas where no drilling has been made yet or from existing wells in which relatively significant expenditure is required for development.

Refining margin Difference between the price of oil products and raw materials.

Refining cover Total nameplate divided by total volumes of product sold

Reserve Estimated volume of crude oil, condesate, natural gas and other components that we assume can be extracted in commercial quantities by using known recovery methods from a known accumulation following a giving point in time under the actual economic circumstances and Government regulation.

Residue upgrading project To transform residues (fuel oil) from oil refining into more valuable white products.

Royalty By virtue of prevailing international practise and the Mining Act, the Government of Hungary stipulates the payment of a royalty on most of the crude oil and natural gas extracted. In Hungary currently 12% (since January 1, 1998)

Secondary products Products necessarily generated (not used for energy) during the production of primary refined products.

toe (tonne of crude oil equivalent) Mass equivalent received from the heating value of gas following conversion to crude oil on the basis of heat unit. In practice, we understand, as a rule, 1200 Nm^3 gas under 1 toe.

Upstream (US) Exploration and production segment

White products Products (LPG, gasolines, and gas oils) that can be extracted from crude oil, having lower viscosity (in general, high value products).

Financial Terms

GDR Global Depository Receipt, depository certificates issued by a foreign depository on the issuers shares, which are deposited with a Hungarian custodian.

Capitalisation Number of shares (issued share capital) multiplied by the actual stock market price.

EBITDA Operating profit plus depreciation

EBITDA margin Operating profit before restructuring charges plus depreciation divided by net sales revenues

Gearing Net debt to net debt plus equity

Return on Average Capital Employed (ROACE) Operating profit before restructuring charges divided by average capital employed [total assets – (long term financial investments + investment in process + short-term investments and cash + total current liabilities) + short term debt]

Net income Profit after taxation after the Groups share of associated companies and in profits deduction of minority interest.

Shareholder return Return resulting from the movements of the share price and the amount of dividend paid.

Return on Equity (ROE) Net income before restructuring charges and other special items divided by shareholders equity.

Restructuring charges and special items Strategic change related and non-recurring items (revenues and expenditures) before taxation.

Operating cash flow Net cash provided by operating activities to be used for investment activities, interest payments and divident payments to shareholders.

Structure of MOL


Board of Directors
Supervisory Board
János Csák


Executive Committee
György Mosonyi
Zoltán Mándoki
Michel-Marc Delcommune
Domestic Exploration and Production
Regional Exploration and Production
Supply, Refining, Logistics
Gas&Power
Commercial Sales
Retail Services
Chemicals


Exploration, production, gas storage
Logistics, transmission processing
Sales

Corporate and Shareholder Information

Date of foundation of MOL: October 1, 1991. Registered by the Budapest Court of Justice acting as Court of Registration on June 10, 1992 with effect as of October 1, 1991, under file number 01-10-041683.

Legal predecessor: Országos Kőolaj- és Gázipari Tröszt (OKGT National Oil and Gas Trust) and its subsidiaries.

The effective Articles of Association were accepted *at the 1999 AGM held on July 19, 1999:* Access to the Articles of Association can be requested from the Company.

Registered share capital: 98,400,000 registered class A ordinary shares with a par value of HUF 1,000 each and 1 registered class B preferred share with a par value of HUF 1,000 with special preferential rights attached.

Ownership Structure as of December 31, 1999

	Number of shares	%
Foreign investors	50,085,611	50.9
APV Rt. (Hungarian State Privatisation and Holding Company)	24,600,002	25.0
Hungarian private and institutional investors	2,883,117	2.9
Depositories (*)	18,076,077	18.4
MOL (treasury shares)	480,402	0.5
Unregistered	2,274,792	2.3

* *Note that as the Share Register is run by KELER Rt. from August 1999, shareholder group categories have changed compared to the previous periods and a new category depositaries appeared.*

Share Price Information

MOL share prices are published by the majority of Hungarian daily newspapers. "Magyar Tőkepiac" publishes daily data on prices and trading volumes also listed by transaction. "Magyar Tőkepiac" can be contacted at the following address: H-1037 Budapest, Bojtár u. 64-66. Indicative bid and ask prices of MOL s GDRs on SEAQ International can be monitored using the RIC code MOLBq.L on Reuters or MOLD LI on Bloomberg. MOL share prices on the Budapest Stock Exchange can be followed on Reuters using the RIC code MOLB.BU or on Bloomberg using code MOL HB. The following table shows trading data on MOL shares and GDRs for each quarter of 1999.

Period	BSE volume (no. of shares)	BSE closing price (HUF/share)	SEAQ volume (no. of GDRs)	SEAQ closing price (USD/GDR)
1st quarter	74,323,548	5,060	31,956,472	21.5
2nd quarter	53,475,920	5,830	23,399,154	23.9
3rd quarter	35,304,056	5,125	21,599,483	21.1
4th quarter	42,472,906	5,250	28,961,547	20.7

Treasury shares

The 1998 Annual General Meeting of MOL has authorised the Board of Directors of MOL to purchase a maximum of 900,000 shares per annum until 2001 in order to cover the share incentives schemes implemented by the company.

The EGM held in July 1999 amended this resolution as follows:

- the authorisation shall be valid for 5 years;
- the total nominal value of all treasury shares held by the Company may not at any given time exceed 10 per cent of the share capital;
- the shares shall be purchased by the Company at prices reflecting prevailing stock market prices on the day of the transactions;
- the Board of Directors shall report any transactions as well as the use of the purchased own shares at the first subsequent general meeting. The Board of Directors shall also take into consideration the conditions contained in the present resolution, the provisions of the Company Act and of the Securities Act, as well as the compliance with the reporting obligations contained in relevant stock exchange regulations.

The objectives were:

- an expected increased role of share-based incentive schemes in order to harmonise more fully the interests of shareholders and management;
- adding a new potential measure to optimise the capital structure through the re-purchase of outstanding share capital (eventually, if justified by later cancellation of shares re-purchased);
- the facilitation of the implementation of potentially attractive equity-related and hybrid financing instruments.

On 10 June 1999 MOL sold and at the same time repurchased 513,135 MOL shares at a price of HUF 5,940 on the Budapest Stock Exchange. The aim of the transaction was to re-set the book value of the treasury shares and to be in compliance with the provision of the Company Act limiting the holding period for treasury shares.

Remuneration of the Members of the Board of Directors and the Supervisory Board and Shares Held by Directors and Officers

In 1999 the total remuneration of the Supervisory Board amounted to HUF 18.3 m. The table below shows the number of MOL shares held by the members of the Board of Directors, the Supervisory Board and Senior Management as of December 31, 1999.

Name	*Position*	*Number of shares held*
János Csák	Chairman of the Board of Directors	710
Laszlo R. Czirjak	Member of the Board	4,000
Dr Miklós Dobák	Member of the Board	484
Zsolt Hernádi	Member of the Board	–
Dr Gábor Horváth	Member of the Board	–
Dr Ákos Macher	Member of the Board	–
Sándor Méhes	Member of the Board	–
Iain Paterson	Member of the Board	–

Name	Position	Number of shares held
Dr János Lukács	Chairman of the Supervisory Board	160
Dr Péter Hartmann	Member of the Supervisory Board	813
Zsolt Incze	Member of the Supervisory Board	–
József Kudela	Member of the Supervisory Board	37
Dr Sándor Lámfalussy	Member of the Supervisory Board	380
János Major	Member of the Supervisory Board	379
Eduárd Pap	Member of the Supervisory Board	352
András Vinkovits	Member of the Supervisory Board	–
György Mosonyi	Chief Executive Officer	–
Michel-Marc Delcommune	Chief Financial Officer	5,000
Zoltán Mándoki	Chief Administrative Officer	30,000
Csaba Bokor	Managing Director	4,070
Béla Cseh	Managing Director	17,487
László Gerecs	Managing Director	4,190
László Geszti	Managing Director	–
Imre Sivó	Managing Director	–
János Szitó	Managing Director	4,341
Dr József Tóth	Managing Director	138
Zoltán Áldott	Director	2,365
Dr Ilona Bánhegyi	Chief Leagal Counsel	–
György Felkai	Director	260
Béla Váradi	Director	–

Share Compensation Program for the Board of Directors

MOL adopted a long-term share compensation program for the non-executive directors to ensure that the interest of these directors are aligned with the interests of the Company's shareholders by encouraging the improvement of long term corporate performance and the value of shareholdings. The compensation shall be based on the relative share price performance of the Stock compared to that of other companies in the Budapest Stock Exchange Index ("BUX Index") and a comparative group comprising of not less than ten European energy companies ("EEC Group Index"). The maximum value of the Stock that may be awarded to a non-executive director during any period between April 1 and March 31 of each year (the "Performance Period") shall be the HUF equivalent of USD 25,000 from the comparison with companies in the BUX Index and the HUF equivalent of USD 25,000 from the comparison with peers in the EEC Group Index. If the Office of the Chairman is filled by a non-executive director, then the maximum award available to such person shall be the HUF equivalent of USD 41,500 from each of the before described two indexes. The minimum value of the Stock that may be awarded to a non-executive Director for any Performance Period shall be zero. For each index, no Stock compensation will be granted if the Company's share price growth is below the 25th percentile of other companies in the index at the end of the Performance Period. One hundred percent of the proposed maximum award will be granted if the performance of the Company's stock is at or above the 75th percentile of the companies in the index. If the Company's performance is between the 25th and 75th percentile of the companies in the index, awards will be calculated on a straight line basis between zero and the maximum award. For the purposes of calculation each index is to be reviewed separately.

The starting share price will be taken as the average share price over the three months prior to the start of the Performance Period, which shall be the 1st day of April of each year, and the closing share price will be taken as the average share price over the three months before the end of the Performance Period being March 31 of each year. The number of shares of Stock to be issued to Directors (the "Award") will be calculated based on the average share price over the three months before the end of the Performance Period. The first grant of shares may be on 1 April, 2000.


BUX Index
(% change)
EGIS
BorsodChem
Richter Gedeon
Graboplast
TVK
FOTEX
Matáv
NABI
Pick
OTP
Pannonplast
Primagáz
RÁBA
Zalakerámia
Danubius
DÉMÁSZ
MOL
200%
150%
100%
50%
0
-50%


EEC Index
(% change)
Hellenic P.
ELF
Total Fina
Shell
Repsol
Norsk Hydro
BP Amoco
OMV
ENI
MOL
CEPSA
British Gas
80
70
60
50
40
30
20
10
0
-10
-20

Source: Reuters – average of the closing prices

According to the rules described above the comparative performance of MOL-share price does not make it possible to grant any payment to non-executive directors in respect of 1999.

Report of the Supervisory Board in Respect of the Parent Company (MOL) and Consolidated (MOL Group) Financial Statements for the Financial Year 1999, prepared in accordance with the Hungarian Law on Accounting

The present report of the Supervisory Board was developed based on the report of the Board of Directors, the opinion of the auditors and continuous mid-year reviews.

In summary MOL closed a successful year in 1999. It continued to preserve its leading position in Hungary and Central and Eastern Europe in the areas of crude oil and natural gas production, processing and marketing. The sales revenues of the company increased by 16 per cent on 1998 and the Group could reduce controllable costs, thus improving operating profit by 6 per cent. International crude price movements and domestic gas price regulations are not inline. They impose a major burden upon the company and had a significant negative impact on the profit. Costs related to action to improve efficiency also contributed to the deterioration in the profit after taxation.

The indebtedness of MOL increased by 12 per cent, however the gearing ratio did not change in 1999 and remained 25.4 per cent. At the same time operating cash flow increased by 82 per cent. Collection time of receivables and the ratio of accounts payable to receivables further improved.

The Supervisory Board unanimously agrees with and gives support to the new strategy approved by the Board of Directors and published in October last year: focus on maximising shareholder value and striving for excellence as well as becoming a regional energy company. The Supervisory Board believes that actions taken by the Board of Directors so far are in full conformity with the above objectives so far.

The status of MOL internal control environment is good, the integrated management and information system is transparent and reliable.

The books of MOL, as the basis for financial statements, were kept in compliance with the Accounting Law and the Accounting Policies of the company. Each balance sheet item is adequately supported by relevant inventory. Tax payment obligations were calculated and paid in full compliance with the relevant legal regulations in effect. The financial statements of the company for 1999 present a fair and reliable view of its business operations.

The Group was also successful in business operations in 1999. Additional subsidiaries were fully consolidated as their materiality increased, and the profit after taxation of the total group was nearly HUF 9 bn higher than that of the parent company.

There was no substantial change in the ownership structure of MOL. The share of international (dominantly US and Western European) shareholders remained over 50 per cent. ÁPV Rt. retained its share of 25 per cent+1 golden share in the company. Nearly one-fifth of MOL shares are held by depositories.

Principally owing to the lack of any resolution of the gas price issue, the HUF value of MOL's share price fell by 11 per cent compared to the prior year.

As the change in the share price performance between 1 April 1999 and 31 March 2000 did not reach that of the shares of 25 per cent of the companies in the BUX Index and the European Energy Group Index, the Board of Directors is not entitled to any remuneration in respect of 1999.

International crude and gas prices increased significantly, and now the key issue is how domestic sales prices can reflect these price changes.

The Supervisory Board supports the proposal of the Board of Directors to pay a gross dividend of HUF 55 per share as this is in line with the profitability of the company. Calculating with the said dividend, retained earnings will secure additional financing resources for the implementation of the strategic objectives for the forthcoming years.

The Supervisory Board proposes that the Annual General Meeting approve the 1999 audited financial statement of MOL with a balance sheet total of HUF 690,810,696,00 and HUF 36,959,624,000 profit after taxation, and the 1999 audited consolidated financial statement of the MOL Group with a balance sheet total of HUF 750,747,474,000 and profit after taxation of HUF 45,904,934,000.

Budapest, April 14, 2000.

On behalf of the Supervisory Board:



János Lukács Dr
Chairman of the Supervisory Board

Information

Corporate Address

MOL Hungarian Oil and Gas Plc.
(MOL)
H-1117 Budapest, Október
huszonharmadika u. 18
H-1502 Budapest, Pf.: 22
www.mol.hu
Tel.: +36 1 209-0000
209-1010
209-2020

Shareholder Relations

Investor Relations — investor and analyst relations, stock exchange prices, public documents
H-1117 Budapest, Október
huszonharmadika u. 18
Tel.: +36 1 464 0774
Fax: +36 1 464-1335
e-mail: sczenthe@mol.hu

Share Registrar

KELER Rt.
H-1075 Budapest, Asbóth u. 9-11.
Tel.: +36 1 269 6550

Stock Exchange Trading Information

Budapest Stock Exchange
H-1052, Budapest, Deák Ferenc u. 5.
Tel.: +36 1 429-6636
Fax: +36 1 429-6654

GDR Information

The Bank of New York
101 Barclay Street New York, New York
10286, USA
Tel.: +1 212 815-2042,
Fax: +1 212 571-3050

Announcements

The company publishes its announcements in the "Napi Gazdaság" Hungarian daily and in cases required by legislation also in "Cégközlöny" (Company Bulletin) and "Magyar Tőkepiac" (Hungarian Capital Market, official journal of the Hungarian Money and Capital Markets Supervisory Board, the Budapest Stock Exchange and the Budapest Commodity Exchange). Invitations to General Meetings are also published in the "Népszabadság" and the "Magyar Nemzet" national daily newspapers.

2000 Annual General Meeting of MOL Hungarian Oil and Gas Plc.

Venue of the AGM: Fővárosi Művelődési Ház (Fehérvári u. 47. Budapest, H-1119)
At 12.00 hours on the 28th of April, 2000 (if there is no quorum, the AGM will be repeated on the same premises at 12.15 hours)

Proposed agenda for the AGM:

1. Report of the Board of Directors on the 1999 business operations, and presentation of the proposal for the corporate reports (parent company and consolidated) and distribution of profit after taxation;
2. The auditor's report on the 1999 reports, closing statement;
3. Report of the Supervisory Board on the 1999 reports and on the proposal for distribution of profit after taxation;
4. Decision on the 1999 reports of the company as prescribed by the Accounting Law (parent company and consolidated) and the profit distribution and the dividend;
5. To elect the auditor, to approve its remuneration;
6. Report of the Board of Directors on transactions related to equity shares;
7. To amend the Articles of Association;
8. To define manager positions;
9. Decision on completion of share conversion as approved by the Extraordinary General Meeting dd. September 15, 1995 and the Ordinary General Meeting dd. May 30, 1995, as well as the final deadline for such conversion;
10. To elect members of the Board of Directors;
11. To elect a member to the Supervisory Board.

Published by
MOL Hungarian Oil and Gas Plc.



MOL
HUNGARIAN OIL and GAS
Public Limited Company